SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com        copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

September 2009

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of September 30, 2009 and June 30, 2009
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2009	30/06/2009	30/09/2009	30/06/2009
1	TOTAL ASSETS		10,186,255	9,914,609	13,761,846	13,315,213
1.01	CURRENT ASSETS		982,063	778,143	3,843,002	3,520,187
1.01.01	Cash in hand and cash equivalents	3	521,619	525,389	1,713,933	1,531,582
1.01.02	Receivables		460,444	252,754	2,040,306	1,910,714
1.01.02.01	Customers		-	-	1,069,335	978,862
1.01.02.01.01	Customers and distributors	4	-	-	1,124,112	1,033,503
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(66,263)	(66,511)
1.01.02.01.03	Telecommunications services, net		-	-	11,486	11,870
1.01.02.02	Other Receivables		460,444	252,754	970,971	931,852
1.01.02.02.01	Dividends receivable	13	279,975	94,852	3,560	3,560
1.01.02.02.02	Service in progress		-	-	87,226	76,015
1.01.02.02.03	CRC transferred to State Government	6	-	-	48,961	48,417
1.01.02.02.04	Taxes and social contribution	7	103,665	83,702	309,009	245,021
1.01.02.02.05	Deferred regulatory assets - CVA	8	-	-	213,825	239,074
1.01.02.02.06	Other regulatory assets	9	-	-	26,288	35,051
1.01.02.02.07	Bonds and securities		76,339	73,728	94,126	92,097
1.01.02.02.08	Collaterals and escrow deposits	10	462	453	127,518	125,295
1.01.02.02.09	Other receivables	11	3	19	60,458	67,322
1.01.03	Inventories		-	-	88,763	77,891
1.02	NONCURRENT ASSETS		9,204,192	9,136,466	9,918,844	9,795,026
1.02.01	Long-Term Receivables		1,104,696	1,095,097	2,014,147	2,000,901
1.02.01.01	Sundry Receivables		144,522	146,948	2,014,147	2,000,901
1.02.01.01.01	Customers and distributors	4	-	-	59,135	68,917
1.02.01.01.02	Provision for doubtful accounts	5	-	-	-	(19)
1.02.01.01.03	Telecommunications services		-	-	1,011	2,231
1.02.01.01.04	CRC transferred to State Government	6	-	-	1,218,725	1,235,013
1.02.01.01.05	Taxes and social contribution	7	116,854	119,753	476,762	479,613
1.02.01.01.06	Deferred regulatory assets - CVA	8	-	-	103,558	86,033
1.02.01.01.08	Bonds and securities		-	-	30,393	5,289
1.02.01.01.09	Collaterals and escrow deposits	10	-	-	24,662	27,069
1.02.01.01.10	Judicial deposits	12	25,909	25,437	82,799	79,973
1.02.01.01.11	Other Receivables	11	1,759	1,758	17,102	16,782
1.02.01.02	Receivables from Related Parties	13	960,174	948,149	-	-
1.02.01.02.01	From subsidiaries		960,174	948,149	-	-
1.02.02	Permanent Assets		8,099,496	8,041,369	7,904,697	7,794,125
1.02.02.01	Investments	14	8,079,510	8,021,194	411,783	408,393
1.02.02.01.01	Equity in investees		94,859	95,866	392,414	389,025
1.02.02.01.03	Equity in subsidiaries		7,970,289	7,910,966	-	-
1.02.02.01.04	Other investments		14,362	14,362	19,369	19,368
1.02.02.02	Property, Plant, and Equipment	15	-	-	7,362,461	7,255,224
1.02.02.03	Intangible Assets	16	19,986	20,175	130,453	130,508

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities
As of September 30, 2009 and June 30, 2009
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2009	30/06/2009	30/09/2009	30/06/2009
2	TOTAL LIABILITIES		10,186,255	9,914,609	13,761,846	13,315,213
2.01	CURRENT LIABILITIES		251,716	91,476	1,759,410	1,504,939
2.01.01	Loans and financing	17	9,419	18,617	72,921	88,668
2.01.02	Debentures	18	4,110	20,770	40,494	54,629
2.01.03	Suppliers	19	587	1,079	514,448	525,932
2.01.04	Taxes, fees, and contributions	7	78,407	36,261	484,282	394,953
2.01.05	Dividends payable		158,989	14,555	158,989	17,495
2.01.06	Payroll, social charges, and accruals	20	171	168	184,406	151,636
2.01.08	Other		33	26	303,870	271,626
2.01.08.01	Post-employment benefits	21	28	19	20,764	21,194
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	7,776	-
2.01.08.03	Other regulatory liabilities	9	-	-	12,439	16,577
2.01.08.04	Regulatory charges	22	-	-	44,340	37,142
2.01.08.05	R & D and Energy Efficiency	23	-	-	96,926	97,955
2.01.08.06	Other accounts payable	24	5	7	121,625	98,758
2.02	NONCURRENT LIABILITIES		1,203,019	1,207,982	3,016,066	2,946,055
2.02.01	Noncurrent liabilities		1,203,019	1,207,982	3,016,066	2,946,055
2.02.01.01	Loans and financing	17	392,021	398,112	814,249	737,764
2.02.01.02	Debentures	18	600,000	600,000	770,171	786,412
2.02.01.03	Provisions for contingencies	25	210,998	209,870	635,320	619,870
2.02.01.06	Other		-	-	796,326	802,009
2.02.01.06.01	Suppliers	19	-	-	196,002	203,077
2.02.01.06.02	Taxes and social contributions	7	-	-	44,680	38,520
2.02.01.06.03	Post-employment benefits	21	-	-	345,058	371,934
2.02.01.06.04	Deferred regulatory liabilities - CVA	8	-	-	23,329	13,076
2.02.01.06.05	Other regulatory liabilities	9	-	-	20	-
2.02.01.06.06	R & D and Energy Efficiency	23	-	-	106,730	95,285
2.02.01.06.07	Deferred revenues		-	-	74,994	74,994
2.02.01.06.08	Other payables	24	-	-	5,513	5,123
2.04	NON-CONTROLLING SHAREHOLDERS' INTERESTS		-	-	254,850	249,068
2.05	SHAREHOLDERS' EQUITY		8,731,520	8,615,151	8,731,520	8,615,151
2.05.01	Paid-in stock capital	26	4,460,000	4,460,000	4,460,000	4,460,000
2.05.02	Capital Reserves		838,340	838,340	838,340	838,340
2.05.04	Income Reserves		2,754,747	2,754,747	2,754,747	2,754,747
2.05.04.01	Legal reserves		377,590	377,590	377,590	377,590
2.05.04.02	Retained earnings		2,377,157	2,377,157	2,377,157	2,377,157
2.05.06	Accrued Earnings		678,433	562,064	678,433	562,064

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Operations
For the periods ended on September 30, 2009 and 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2009	30/09/2008	30/09/2009	30/09/2008
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	27	-	-	6,442,727	6,145,638
3.01.01	Electricity sales to final customers		-	-	2,366,718	2,214,660
3.01.02	Electricity sales to distributors		-	-	1,004,022	978,975
3.01.03	Use of the power grid		-	-	2,683,036	2,587,189
3.01.04	Telecommunications revenues		-	-	76,096	57,623
3.01.05	Distribution of piped gas		-	-	195,386	206,751
3.01.06	Other operating revenues		-	-	117,469	100,440
3.02	DEDUCTIONS FROM GROSS REVENUES	28	-	-	(2,310,967)	(2,089,678)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	4,131,760	4,055,960
3.04	COST OF SALES AND/OR SERVICES	29	-	-	(2,666,968)	(2,523,678)
3.04.01	Electricity purchased for resale		-	-	(1,213,808)	(1,186,106)
3.04.02	Charges for the use of the power grid		-	-	(438,953)	(317,602)
3.04.03	Personnel and management		-	-	(415,810)	(367,811)
3.04.04	Pension and healthcare plans		-	-	10,802	(46,301)
3.04.05	Materials and supplies		-	-	(40,384)	(35,428)
3.04.06	Raw materials and supplies for electricity generation		-	-	(18,029)	(12,599)
3.04.07	Natural gas and supplies for the gas business		-	-	(101,954)	(109,325)
3.04.08	Third-party services		-	-	(161,865)	(140,751)
3.04.09	Depreciation and amortization		-	-	(272,035)	(282,453)
3.04.10	Other costs		-	-	(14,932)	(25,302)
3.05	RESULT OF OPERATIONS		-	-	1,464,792	1,532,282
3.06	OTHER INCOME (EXPENSES)		877,756	903,890	(253,752)	(241,002)
3.06.01	From sales	29	-	-	(33,075)	(34,562)
3.06.02	General and administrative revenues (expenses)	29	(9,859)	(8,036)	(223,256)	(194,385)
3.06.03	Interest income (expenses)	30	(4,645)	(44,618)	108,097	94,566
3.06.03.01	Interest income		96,476	75,280	267,586	372,258
3.06.03.02	Interest expenses		(101,121)	(119,898)	(159,489)	(277,692)
3.06.05	Other Operating Expenses	29	3,468	2,234	(132,763)	(136,533)
3.06.05.01	Other revenues (expenses), net		3,468	2,234	(132,763)	(136,533)
3.06.06	Equity in results of investees	14	888,792	954,310	27,245	29,912
3.07	OPERATING INCOME (LOSSES)		877,756	903,890	1,211,040	1,291,280
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		877,756	903,890	1,211,040	1,291,280
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7	(23,766)	(3,191)	(291,354)	(354,328)
3.11	DEFERRED INCOME TAX	7	(7,557)	(1,664)	(54,646)	(20,727)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS		-	-	(18,607)	(17,190)
3.15	NET INCOME FOR THE PERIOD		846,433	899,035	846,433	899,035

	NET INCOME PER SHARE - in reais		3.0931	3.2853

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income – Third Quarter Variations
For the quarters ended on September 30, 2009 and 2008
(In thousands of reais)

CODE	DESCRIPTION				Consolidated

		01/07/2009	01/01/2009	01/07/2008	01/01/2008
		to 30/09/2009	to 30/09/2009	to 30/09/2008	to 30/09/2008
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,225,315	6,442,727	2,135,259	6,145,638
3.01.01	Electricity sales to final customers	840,787	2,366,718	760,399	2,214,660
3.01.02	Electricity sales to distributors	350,298	1,004,022	354,700	978,975
3.01.03	Use of the power grid	912,593	2,683,036	884,412	2,587,189
3.01.04	Telecommunications revenues	26,885	76,096	20,846	57,623
3.01.05	Distribution of piped gas	66,428	195,386	76,789	206,751
3.01.06	Other operating revenues	28,324	117,469	38,113	100,440
3.02	DEDUCTIONS FROM GROSS REVENUES	(807,045)	(2,310,967)	(747,827)	(2,089,678)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,418,270	4,131,760	1,387,432	4,055,960
3.04	COST OF SALES AND/OR SERVICES	(962,093)	(2,666,968)	(915,171)	(2,523,678)
3.04.01	Electricity purchased for resale	(449,626)	(1,213,808)	(411,903)	(1,186,106)
3.04.02	Charges for the use of the power grid	(174,289)	(438,953)	(136,001)	(317,602)
3.04.03	Personnel and management	(136,577)	(415,810)	(147,048)	(367,811)
3.04.04	Pension and healthcare plans	3,464	10,802	(15,556)	(46,301)
3.04.05	Materials and supplies	(13,869)	(40,384)	(13,601)	(35,428)
3.04.06	Raw materials and supplies for electricity generation	(4,617)	(18,029)	(4,325)	(12,599)
3.04.07	Natural gas and supplies for the gas business	(32,869)	(101,954)	(44,902)	(109,325)
3.04.08	Third-party services	(58,325)	(161,865)	(45,214)	(140,751)
3.04.09	Depreciation and amortization	(90,055)	(272,035)	(88,193)	(282,453)
3.04.10	Other costs	(5,330)	(14,932)	(8,428)	(25,302)
3.05	RESULT OF OPERATIONS	456,177	1,464,792	472,261	1,532,282
3.06	OTHER INCOME (EXPENSES)	(106,515)	(253,752)	(116,054)	(241,002)
3.06.01	From sales	(8,651)	(33,075)	(6,626)	(34,562)
3.06.02	General and administrative revenues (expenses)	(65,975)	(223,256)	(77,723)	(194,385)
3.06.03	Interest income (expenses)	13,936	108,097	7,930	94,566
3.06.03.01	Interest income	79,270	267,586	120,641	372,258
3.06.03.02	Interest expenses	(65,334)	(159,489)	(112,711)	(277,692)
3.06.05	Other Operating Expenses	(51,589)	(132,763)	(47,518)	(136,533)
3.06.05.01	Other revenues (expenses), net	(51,589)	(132,763)	(47,518)	(136,533)
3.06.06	Equity in results of investees	5,764	27,245	7,883	29,912
3.07	OPERATING INCOME (LOSSES)	349,662	1,211,040	356,207	1,291,280
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	349,662	1,211,040	356,207	1,291,280
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(62,927)	(291,354)	(70,997)	(354,328)
3.11	DEFERRED INCOME TAX	3,229	(54,646)	6,900	(20,727)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	(5,595)	(18,607)	(6,094)	(17,190)
3.15	NET INCOME FOR THE PERIOD	284,369	846,433	286,016	899,035

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders’ Equity
For the quarter and for the nine-month period ended on September 30, 2009
(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total

Balance as of June 30, 2009	4,460,000	838,340	377,590	2,377,157	562,064	8,615,151

Net income for the quarter	-	-	-	-	284,369	284,369
Interest on capital	-	-	-	-	(168,000)	(168,000)

Balance as of September 30, 2009	4,460,000	838,340	377,590	2,377,157	678,433	8,731,520

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total

Balance as of December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087

Net income for the period	-	-	-	-	846,433	846,433
Interest on capital	-	-	-	-	(168,000)	(168,000)

Balance as of September 30, 2009	4,460,000	838,340	377,590	2,377,157	678,433	8,731,520

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Cash Flows
For the periods ended on September 30, 2009 and 2008
(In thousands of reais)

	Note	Parent Company		Consolidated

		2009	2008	2009	2008

Cash flows from operating activities
Net income for the period		846,433	899,035	846,433	899,035

Adjustments to reconcile the net income for the period with the generation of cash by operating activities:
Provision for doubtful accounts	29.f	-	-	9,733	18,017
Depreciation	15.c	-	-	287,591	296,042
Amortization of intangible assets - concession	16.e	566	-	2,872	2,874
Amortization of intangible assets - goodwill	16.e	-	-	-	1,791
Amortization of intangible assets - other	16.e	-	-	2,517	2,949
Unrealized monetary and exchange variations, net		12,785	64,475	52,522	40,450
Equity in results of investees	14.b	(888,792)	(954,310)	(27,245)	(29,912)
Deferred income tax and social contribution		7,557	1,664	54,646	20,727
Variations in regulatory assets and liabilities (CVA), net	8.b	-	-	(137,707)	(164,825)
Variations in other regulatory assets and liabilities, net		-	-	(4,412)	(42,399)
Provisions (reversals) for contingencies	29.f	(3,500)	(2,037)	53,449	49,537
Write-off of property, plant, and equipment, net	15.c	-	-	14,552	19,221
Write-off of intangible assets, net	16.e	-	-	431	397
Non-controlling shareholders' interests		-	-	18,607	17,190

Decrease (increase) in assets
Customers and distributors		-	-	(66,933)	71,033
Telecommunications services		-	-	(1,284)	118
Dividends and interest on capital received		721,347	733,662	13,065	9,541
Construction in progress		-	-	(22,461)	(8,329)
CRC transferred to State Government	6.b	-	-	98,226	90,036
Taxes and social contribution		(12,729)	1,403	(72,225)	6
Inventories		-	-	(24,503)	(5,167)
Judicial deposits		695	10,147	28,357	(3,100)
Other		1,374	5	(22,293)	9,741

Increase (decrease) in liabilities
Loans and financing - interest paid		(40,020)	(42,343)	(100,115)	(86,332)
Debentures - interest paid		(81,112)	(94,133)	(98,748)	(113,852)
Suppliers		23	(390)	(17,973)	81,707
Taxes and social contribution		20,414	(14,348)	44,118	(27,422)
Payroll and labor accruals		(72)	(27)	25,018	14,948
Post-employment benefits		(6)	(6)	(82,123)	2,110
Regulatory charges		-	-	1,217	12,009
R & D and Energy Efficiency		-	-	(5,103)	8,562
Other		1	(1,048)	1,117	11,925
Non-controlling shareholders' interests		-	-	(3,324)	(4,150)

Net cash generated by operating activities		584,964	601,749	868,022	1,194,478

(next page)

(continued)

	Note	Parent Company		Consolidated

		2009	2008	2009	2008

Cash flows from investing activities
Bonds and securities		-	-	(23,788)	-
Collaterals and escrow deposits		(14)	2,358	3,261	15,176
Payments of loans to related parties		-	176,027	-	-
Acquisition of control in Dominó Holdings - net of acquired cash		-	-	-	(108,962)
Additions to other investments	14.b	(150)	(67,000)	(151)	217
Additions to property, plant, and equipment:	15.c	-	-	(655,824)	(449,571)
Additions to intangible assets	16.e	-	-	(18,391)	(2,608)
Customer contributions	15.c	-	-	47,076	40,538
Sale of property, plant, and equipment		-	-	2,516	10,620

Net cash generated (used) by investing activities		(164)	111,385	(645,301)	(494,590)

Cash flows from financing activities
Loans and financing from third-parties	17	-	-	141,811	33,974
Payment of the principal amounts of loans and financing		-	(1,998)	(43,022)	(41,079)
Payment of the principal amounts of debentures		(133,360)	(133,320)	(153,339)	(133,320)
Dividends and interest on capital paid		(248,276)	(259,210)	(267,814)	(267,530)

Net cash used by financing activities		(381,636)	(394,528)	(322,364)	(407,955)

Total effects on cash and cash equivalents		203,164	318,606	(99,643)	291,933

Cash and cash equivalents at the beginning of the period		318,455	56,186	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	3	521,619	374,792	1,713,933	1,832,804

Variation in cash and cash equivalents		203,164	318,606	(99,643)	291,933

The accompanying notes are an integral part of these quarterly financial statements.

Supplemental information about cash flows

Business acquisitions
Assets acquired	-	-	-	116,713
Liabilities acquired	-	-	-	(6,487)

Acquisition price	-	-	-	110,226
Cash and cash equivalents acquired	-	-	-	(1,264)

Acquisition price, net of cash and cash equivalents acquired	-	-	-	108,962

NOTES TO THE QUARTERLY INFORMATION
As of September 30, 2009
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A., and Copel Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant (Note 15.e).

The other companies controlled by COPEL are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos Ltda., UEG Araucária Ltda., Centrais Eólicas do Paraná Ltda., and Dominó Holdings S.A., controlled jointly with the other shareholders (Note 14.d).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008. On March 4, 2009, the lease was renewed, for another three years, as of January 1, 2009, subject to partial or total termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions.

2 Presentation of the Quarterly Information

Authorization for the completion of this quarterly report was granted at Meeting of the Board of Officers held on November 9, 2009.

The quarterly data featured in this report are in accordance with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/07 and by Law no. 11,941/09, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL’s accounting practices and have been proportionally consolidated, applying COPEL’s ownership percentage to each item of these statements.

All other subsidiaries follow the accounting practices adopted by COPEL, and the accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2008.

The Parent Company’s investments in the shareholders’ equities of subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the liabilities section of the balance sheets and in the statement of operations, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for the Electric Energy Sector.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 34, and their statements of operations are featured in Note 35, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

For purposes of comparison, the following reclassifications have been made:

.
Original account	Reclassified account	Consolidated

		30.09.2008
Equity in results of investees	Other income (expenses)
Amortization of goodwill (a)	Other revenues (expenses), net	(4,663)

Non-operating income (expenses)	Other income (expenses)
Non-operating income (expenses) (b)	Other revenues (expenses), net	(6,278)

a) Reclassification of goodwill pursuant to Technical Pronouncement CPC 04;
b)Pursuant to Law no. 11,638/07 and Law no. 11,941/09.

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity in the nine-month period ended on September 30, 2008.

3 Cash in Hand and Cash Equivalents

.
		Parent Company		Consolidated

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Cash and banks	523	3,322	45,324	59,345
Financial investments
Federal banks	521,096	522,067	1,665,583	1,468,909
Private banks	-	-	3,026	3,328
	521,096	522,067	1,668,609	1,472,237

	521,619	525,389	1,713,933	1,531,582

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments are recorded at fair value and may be redeemed at any time, with no loss of any accrued earnings.

4 Consumers and Distributors

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days		Total

					30.09.2009	30.06.2009
Consumers
Residential		109,634	78,879	7,914	196,427	183,713
Industrial		129,663	24,391	43,737	197,791	187,298
Commercial		71,053	21,878	4,876	97,807	97,049
Rural		13,662	5,053	325	19,040	18,731
Government agencies		23,619	6,708	5,140	35,467	28,814
Public lighting		13,231	95	178	13,504	13,310
Public services		12,246	101	4	12,351	11,970
Unbilled		161,373	-	-	161,373	152,003
Installment receivables - current		84,171	5,054	13,580	102,805	99,052
Installment receivables - noncurrent		55,474	-	-	55,474	64,789
Low income customer rates		16,393	-	-	16,393	11,128
Penalties on overdue bills		3,840	3,457	3,339	10,636	10,656
State Government-"Luz Fraterna" Program		4,885	2,386	-	7,271	7,097
Gas supply		16,573	397	794	17,764	19,757
Other receivables		15,562	1,595	1,944	19,101	18,248
Other receivables - noncurrent		3,661	-	-	3,661	4,109
		735,040	149,994	81,831	966,865	927,724
Distributors
Electricity sales
Electricity sales - CCEE (Note 31)		24,411	-	105	24,516	986
Energy auction		122,169	-	-	122,169	114,105
Bilateral contracts		13,026	-	-	13,026	12,114
Reimbursement to generation companies		111	-	21	132	276
Reimbursement to gen. companies - NC		-	-	-	-	19
Contracts with small utilities		14,228	-	-	14,228	13,601
Short-term sales		-	-	123	123	123
		173,945	-	249	174,194	141,224
Charges for use of the power grid
Power grid		18,600	18	2,362	20,980	16,718
Basic Network and connection grid		21,065	40	103	21,208	16,754
		39,665	58	2,465	42,188	33,472

		948,650	150,052	84,545	1,183,247	1,102,420

30.09.2009	Current	889,515	150,052	84,545	1,124,112
	Noncurrent	59,135	-	-	59,135

30.06.2009	Current	812,591	144,285	76,627		1,033,503
	Noncurrent	68,917	-	-		68,917

5 Provision for Doubtful Accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Consolidated	Additions / (reversals)		Consolidated

		31.12.2008		30.09.2009	30.06.2009
Consumers and distributors
Residential		5,544	7,474	13,018	10,998
Industrial		40,735	3,698	44,433	43,425
Commercial		8,506	(1,388)	7,118	10,480
Rural		177	77	254	206
Government agencies		947	141	1,088	1,023
Public lighting		169	(20)	149	149
Public services		-	-	-	27
Concession and permission holders		206	(3)	203	203
Concession and permission holders - noncurrent		246	(246)	-	19

		56,530	9,733	66,263	66,530

	Current	56,284	9,979	66,263	66,511
	Noncurrent	246	(246)	-	19

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6 CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments

		Consolidated

	30.09.2009	30.06.2009
2010	12,699	25,272
2011	52,888	53,051
2012	56,406	56,580
2013	60,157	60,342
2014	64,158	64,355
2015	68,425	68,635
2016	72,975	73,200
2017	77,828	78,068
2018	83,004	83,260
2019	88,525	88,797
2020	94,412	94,703
2021	100,691	101,001
2022	107,387	107,718
After 2022	279,170	280,031

	1,218,725	1,235,013

b) Changes in the CRC balance

Balances	Current assets	Noncurrent assets	Consolidated Total

As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	42,297	-	42,297
Monetary variation	(104)	(13,182)	(13,286)
Transfers	24,575	(24,575)	-
Amortization	(65,484)	-	(65,484)
As of June 30, 2009	48,417	1,235,013	1,283,430
Interest	20,865	-	20,865
Monetary variation	(51)	(3,816)	(3,867)
Transfers	12,472	(12,472)	-
Amortization	(32,742)	-	(32,742)
As of September 30, 2009	48,961	1,218,725	1,267,686

7 Taxes and Social Contribution

		Parent Company		Consolidated

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Current assets
Deferred IRPJ/CSLL (a)	54	3,246	38,614	35,785
IRPJ/CSLL to be offset (b)	103,611	80,456	235,281	175,211
ICMS (VAT) to be offset	-	-	33,192	32,717
PIS/Pasep and Cofins taxes to be offset	-	-	764	150
Other taxes to be offset	-	-	1,158	1,158
	103,665	83,702	309,009	245,021
Noncurrent assets
Deferred IRPJ/CSLL (a)	116,854	119,753	395,308	400,203
ICMS (VAT) to be offset	-	-	81,454	79,410
	116,854	119,753	476,762	479,613
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	81,738	93,281
IRPJ/CSLL payable	-	-	86,383	81,757
ICMS (VAT) payable	-	-	161,727	150,933
PIS/Pasep and Cofins payable	24,790	342	55,525	28,280
REFIS Installments (c)	35,068	35,068	35,068	35,068
Income tax withheld on IOC	17,720	-	57,920	-
Other taxes	829	851	5,921	5,634
	78,407	36,261	484,282	394,953
Noncurrent liabilities
Deferred IRPJ/CSLL (a)	-	-	44,046	37,799
ICMS (VAT) payable	-	-	634	721
	-	-	44,680	38,520

IRPF = Corporate income tax
CSLL = Social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income tax and social contribution credits have been recorded as follows:

		Parent Company		Consolidated

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Current assets
Pension and healthcare plans	-	-	4,296	4,351
Tax losses	-	3,073	-	3,073
Passive CVA	-	-	2,644	-
Temporary additions	54	173	31,674	28,361
	54	3,246	38,614	35,785
Noncurrent assets
Pension and healthcare plans	-	-	117,072	126,210
Tax losses and negative tax basis	-	3,134	9,796	12,930
Temporary additions:	-	-	-	-
Provisions for contingencies	93,200	93,028	194,874	196,147
Provision for doubtful accounts	1,839	1,839	26,996	26,542
FINAN provision	4,563	4,563	4,563	4,563
Passive CVA	-	-	7,934	-
Provisions for regulatory liabilities	-	-	7,705	7,705
Provision for effects of network charges	-	-	6,923	6,923
Amortization of goodwill	17,252	17,189	19,445	19,183
	116,854	119,753	395,308	400,203
(-) Current liabilities
Active CVA	-	-	72,700	81,285
Surplus power	-	-	100	79
Temporary exclusions	-	-	8,938	11,917
	-	-	81,738	93,281
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	35,209	29,251
TUSD, aquiculture, and irrigation rates	-	-	121	63
Gas supply	-	-	8,716	8,485
	-	-	44,046	37,799

	116,908	122,999	308,138	304,908

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

			Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2009	6,173	9,761		66,942	30,571
2010	-	-	8,711	-	-	(1,036)
2011	-	-	2,355	-	-	23,582
2012	-	-	2,355	-	-	34,922
2013	-	-	2,355	-	-	47,109
2014	-	-	2,658	-	-	27,895
2015 to 2017	-	-	1,839	-	-	36,660
Until 2019	-	-	96,635	-	-	139,006

	6,173	9,761	116,908	66,942	30,571	308,138

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2009, in April 2010.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (the Long-Term Interest Rate or TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

The new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. However, as of the date of this report, the INSS has not made a decision on how to calculate the entire debt, and the collection of the corresponding credits remains suspended. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

d) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Income before IRPJ and CSLL	877,756	903,890	1,211,040	1,291,280
IRPJ and CSLL (34%)	(298,437)	(307,323)	(411,754)	(439,035)
Tax effects on:
Interest on capital	57,120	53,720	57,120	53,720
Dividends	64,198	55	2,444	2,092
Equity in results of investees	145,779	248,674	6,818	6,667
Present value adjustment - Compagas	-	-	(675)	(606)
Nondeductible expenses	-	-	(764)	(673)
Tax incentives	-	-	2,803	3,086
Other	17	19	(1,992)	(306)
Current IRPJ and CSLL	(23,766)	(3,191)	(291,354)	(354,328)
Deferred IRPJ and CSLL	(7,557)	(1,664)	(54,646)	(20,727)
Actual rate - %	3.6%	0.5%	28.6%	29.0%

IRPJ = Corporate income tax
CSLL = Social contribution on net income

8 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 839, dated June 23, 2009, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2009, an average rate increase of 18.04% to its rates for sales to final customers, of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, including the Portion A regulatory asset (CVA), which amounts to R$ 252,951, composed of two installments: CVA being processed for rate year 2008-2009, in the amount of R$ 264,025, and CVA balance from previous years to be offset, in the amount of (R$ 11,074).

COPEL expects that the amounts classified as long-term assets will be recovered up to June 2011.

a) Breakdown of CVA balances

		Current		Noncurrent
Consolidated		assets		assets

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Recoverable CVA variations, 2009 tariff adjustment
Fuel Consumption Account - CCC	11,223	14,964	-	-
Use of transmission installations (Basic Network)	31,579	42,105	-	-
Electricity purchased for resale (Itaipu)	73,554	98,072	-	-
Charges for system services - ESS	25,556	34,075	-	-
Energy Development Account - CDE	9,208	12,278	-	-
Incentives to Alternative Energy Sources - PROINFA	16,479	21,971	-	-
Electricity purchased for resale (CVA Energy)	9,287	12,383	-	-
Transmission of electricity purchased from Itaipu	2,419	3,226	-	-
	179,305	239,074	-	-
Recoverable CVA variations, 2010 tariff adjustment
Fuel Consumption Account - CCC	1,209	-	3,627	-
Use of transmission installations (Basic Network)	5,804	-	17,411	8,667
Electricity purchased for resale (Itaipu)	11,138	-	33,414	34,233
Energy Development Account - CDE	1,395	-	4,184	5,161
Incentives to Alternative Energy Sources - PROINFA	140	-	419	-
Electricity purchased for resale (CVA Energy)	14,508	-	43,526	37,187
Transmission of electricity purchased from Itaipu	326	-	977	785
	34,520	-	103,558	86,033

	213,825	239,074	103,558	86,033

		Current		Noncurrent
Consolidated		liabilities		liabilities

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
CVA variations subject to offsetting, 2010 tariff adjustment
Fuel Consumption Account - CCC	-	-	-	8,358
Charges for system services - ESS	7,776	-	23,329	4,718
	7,776	-	23,329	13,076

	7,776	-	23,329	13,076

b) Changes in the CVA

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2008					30.09.2009
Assets
Fuel Consumption Account - CCC	34,990	1,867	(22,359)	1,561	-	16,059
Use of transmission installations (Basic Network)	40,732	38,980	(27,743)	2,825	-	54,794
Electricity purchased for resale (Itaipu)	44,787	106,032	(38,279)	5,566	-	118,106
Charges for system services - ESS	35,375	5,875	(18,829)	3,135	-	25,556
Energy Development Account - CDE	577	17,110	(3,522)	622	-	14,787
Incentives to Alternative Sources - PROINFA	2,817	21,933	(8,867)	1,155	-	17,038
Electricity purchased for resale (CVA Energy)	3,762	65,607	(3,352)	1,304	-	67,321
Transmission of electricity purchased from Itaipu	1,552	2,854	(851)	167	-	3,722
	164,592	260,258	(123,802)	16,335	-	317,383
Current	111,098	94,018	(123,802)	12,995	119,516	213,825
Noncurrent	53,494	166,240	-	3,340	(119,516)	103,558
Liabilities
Charges for system services - ESS	-	30,936	-	169	-	31,105
Incentives to Alternative Sources - PROINFA	4,746	(4,712)	-	(34)	-	-
Electricity purchased for resale (CVA Energy)	25,727	-	(27,214)	1,487	-	-
Transmission of electricity purchased from Itaipu	227	-	(261)	34	-	-
	30,700	26,224	(27,475)	1,656	-	31,105
Current	28,327	985	(27,475)	1,527	4,412	7,776
Noncurrent	2,373	25,239	-	129	(4,412)	23,329

9 Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

	Assets				Liabilities

	current	total	current	noncurrent	total

					30.09.2009
Copel Distribuição
Basic Network review adjustment (a)	9,132	9,132	10,882	-	10,882
Contracted energy shortfall - CIEN contract (b)	17,156	17,156	-	-	-
Other	-	-	1,557	20	1,577
	26,288	26,288	12,439	20	12,459

	26,288	26,288	12,439	20	12,459

		Assets			Liabilities

	current	total	current	noncurrent	total

					30.06.2009
Copel Distribuição
Basic Network review adjustment (a)	12,176	12,176	14,511	-	14,511
Contracted energy shortfall - CIEN contract (b)	22,875	22,875	-	-	-
Other	-	-	2,066	-	2,066
	35,051	35,051	16,577	-	16,577

	35,051	35,051	16,577	-	16,577

a) Adjustment installments – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, was offset over 24 months, starting in July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribution to COPEL Transmission. As far as the “basic network review adjustments", the application of COPEL Distribution's participation percentage to the total adjustment share resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribution’s June 2008 rate review, and the remainder was taken into account in the June 2009 rate review and shall be settled by June 2010.

b) Involuntary uncovered amount – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review. The discrepancies resulting from the review of the amounts recorded provisionally in advance amounted to R$ 22,875, which was taken into account in the 2009 rate review and which shall be settled by June 2010.

10 Guarantees and Escrow Deposits

	Parent Company		Consolidated

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Current assets
Escrow deposits	462	453	127,518	125,295
	462	453	127,518	125,295

Noncurrent assets
Collateral under STN agreement (Note 17.b)	-	-	24,662	27,069
.	-	-	24,662	27,069

There is a sum of R$ 21,625 invested in Unibanco S.A., restated as of September 30, 2009 (R$ 22,258 as of June 30, 2009), yielding 101.5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDES Participações S.A. – BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 58,583, restated as of September 30, 2009 (R$ 57,312 as of June 30, 2009), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

11 Other Receivables

	Consolidated

	30.09.2009	30.06.2009
Current assets
Advance payments to employees	19,244	20,582
Advance payments	19,166	12,599
Advance payments to suppliers	9,728	5,631
Decommissioning in progress	5,006	5,138
Installment plan for Onda Provedor de Serviços	4,348	4,348
Recoverable salaries of transferred employees	3,698	3,843
Sale of property and rights	1,756	1,851
Services to third-parties	1,267	2,557
Purchase of fuel with CCC funds	624	5,221
Lease of the Araucária Thermal Power Plant	550	11,453
Provision for doubtful accounts	(10,618)	(9,546)
Other receivables	5,689	3,645
	60,458	67,322
Noncurrent assets
Advance payments to suppliers	8,290	8,290
Sale of property and rights	4,524	4,610
Compulsory loans	3,755	3,688
Advance payments	533	194
	17,102	16,782

The provision for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

12 Judicial Deposits

The balances of judicial deposits are shown below:

Consolidated	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets

			30.09.2009	30.06.2009
Labor claims	71,080	(25,317)	45,763	42,274
.
Civil
Easements	2,763	-	2,763	2,458
Civil claims	16,644	(9,336)	7,308	8,257
Customers' tariff litigation	1,619	(1,323)	296	660
	21,026	(10,659)	10,367	11,375
.
Tax claims	52,983	(26,382)	26,601	26,256
.
Other	68	-	68	68

	145,157	(62,358)	82,799	79,973

Parent Company	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets

			30.09.2009	30.06.2009
Tax claims	52,289	(26,380)	25,909	25,437
Civil claims	288	(288)	-	-

	52,577	(26,668)	25,909	25,437

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 25.

13 Receivables from Related Parties

	Parent Company		Consolidated

	30.09.2009	30.06.2009	30.09.2009	30.06.2009
Subsidiaries
Copel Geração e Transmissão
Interest on capital receivable	115,600	26,617	-	-
	115,600	26,617	-	-
Copel Distribuição
Interest on capital receivable	153,500	61,100	-	-
Transferred financing - STN (a)	68,981	75,022	-	-
Loan agreement (b)	632,895	622,016	-	-
	855,376	758,138	-	-
Copel Telecomunicações
Interest on capital receivable	6,800	-	-	-
	6,800	-	-	-
Compagas
Dividends receivable	-	3,060	-	-
	-	3,060	-	-
Elejor
Loan agreement	258,298	251,111	-	-
	258,298	251,111	-	-
Dominó Holdings
Interest on capital receivable	4,075	4,075	-	-
.	4,075	4,075	-	-
	1,240,149	1,043,001	-	-
Investees
Sanepar
Dividends receivable	-	-	3,560	3,560
.	-	-	3,560	3,560

	1,240,149	1,043,001	3,560	3,560

Current assets - Dividends receivable	279,975	94,852	3,560	3,560
Noncurrent assets	960,174	948,149	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

The balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries (Note 17.b).

b) Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribuição (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribuição, which were due on March 1, 2007.

14 Investments

a) Main information about COPEL’s investees and subsidiaries

	Shares or quotas held by COPEL			COPEL's	Paid-in		Net
				stake	stock	Shareholders'	income

	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)

Investees							30.09.2009
Sanepar	51,797,823	12,949,456	-	34.75	374,268	856,337	58,189
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	139,489	(8,479)
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,234	20,244
Dona Francisca (1)	153,381,798	-	-	23.03	66,600	64,513	19,648
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(4,445)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	320	10
Carbocampel (1)	127,400	-	-	49.00	260	(176)	(36)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	6,787	(4,851)	(379)

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	3,971,339	478,378
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,255,386	337,101
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	214,969	19,045
Compagas	5,712,000	11,424,000	-	51.00	111,140	190,160	27,144
Elejor	42,209,920	-	-	70.00	69,450	99,277	20,696
Copel Empreendimentos (1)	-	-	397,983,311	100.00	397,983	403,869	(592)
UEG Araucária	-	-	565,951,934	80.00	707,440	659,446	(1,680)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	9,074	397
Dominó Holdings	113,367,832	-	-	45.00	251,929	670,911	41,248

(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

b) Changes to the investments in investees and subsidiaries

Parent Company				Proposed
	Balance as of	Equity		dividends	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	30.09.2009

Investees
Sercomtel S.A. - Telecomunicações	84,886	(3,815)	-	-	81,071
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	(18,301)
Foz do Chopim Energética Ltda.	16,519	7,241	-	(7,190)	16,570
Dona Francisca Energética S.A.	10,332	4,525	-	-	14,857
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	300
Copel Amec S/C Ltda.	149	5	-	-	154
Escoelectric Ltda.	(1,027)	(913)	-	-	(1,940)
Escoelectric Ltda. - AFCI	1,025	-	-	-	1,025
Carbocampel S.A.	(69)	(17)	-	-	(86)
Carbocampel - AFCI	1,059	-	150	-	1,209
Sercomtel Celular S.A.	6,195	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	(6,195)
	94,873	7,026	150	(7,190)	94,859
Subsidiaries
Copel Geração e Transmissão S.A.	3,628,961	478,378	-	(136,000)	3,971,339
Copel Distribuição S.A.	3,042,285	337,101	-	(124,000)	3,255,386
Copel Telecomunicações S.A.	203,924	19,045	-	(8,000)	214,969
Dominó Holdings S.A. (d)	286,745	18,562	-	(3,397)	301,910
(-) Deságio - Dominó Holdings (d)	(74,402)	-	-	-	(74,402)
UEG Araucária Ltda.	132,225	(336)	-	-	131,889
Cia. Paranaense de Gás - Compagas	86,803	13,844	-	(3,665)	96,982
Elejor - Centrais Elétricas do Rio Jordão S.A.	54,450	15,053	-	(9)	69,494
Centrais Eólicas do Paraná Ltda.	2,603	119	-	-	2,722
	7,363,594	881,766	-	(275,071)	7,970,289
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	7,903
Other tax incentives	2,315	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	(14,868)
Other investments	97	-	-	-	97
	14,362	-	-	-	14,362

	7,472,829	888,792	150	(282,261)	8,079,510

AFCI - advance for future capital increase

Parent Company	Balance as of	Equity		Proposed	Balance as of
	31.12.2007	pick-up	AFCI	dividends/IOC	30.09.2008

Subsidiaries
Copel Geração e Transmissão	3,144,442	447,359	-	(111,475)	3,480,326
Copel Distribuição	2,663,911	439,500	-	(94,439)	3,008,972
Copel Telecomunicações	193,735	9,519	-	-	203,254
Copel Participações	1,226,802	57,932	67,000	(17,000)	1,334,734
	7,228,890	954,310	67,000	(222,914)	8,027,286
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	7,903
Other tax incentives	2,315	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	-	(26,801)
Other investments	7	-	-	-	7
	38,174	-	-	-	38,174

	7,267,064	954,310	67,000	(222,914)	8,065,460

Consolidated			Additions	Proposed	Transfers to
	Balance as of	Equity	and	dividends	construction	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	in progress	30.09.2009

Investees
Sercomtel Telecom.	84,886	(3,815)	-	-	-	81,071
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	7,241	-	(7,190)	-	16,570
Dona Francisca	10,332	4,525	-	-	-	14,857
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	5	-	-	-	154
Escoelectric	(1,027)	(913)	-	-	-	(1,940)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(17)	-	-	-	(86)
Carbocampel - AFCI	1,059	-	150	-	-	1,209
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	-	(6,195)
Sanepar	281,524	20,219	-	(4,188)	-	297,555
	376,397	27,245	150	(11,378)	-	392,414
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	-	(14,868)
Assets assigned for future use	3,821	-	-	-	(13)	3,808
Other investments	1,455	-	1	-	(160)	1,296
	19,541	-	1	-	(173)	19,369

	395,938	27,245	151	(11,378)	(173)	411,783

AFCI - advance for future capital increase

Consolidated	Balance as of	Equity	Additions			Balance as of
	31.12.2007	pick-up	and AFCI	Dividends	Other	30.09.2008

Investees
Dominó Holdings (d)	90,155	-	-	-	(90,155)(1)	-
Sanepar	-	21,172		(4,151)	264,539 (1)	281,560
Sercomtel Telecomunicações	82,153	910	-	-	-	83,063
Foz do Chopim	16,353	6,815	-	(6,152)	(322)	16,694
Sercomtel Celular	8,759	(2,152)	-	-	-	6,607
Dona Francisca	5,931	3,051	-	-	-	8,982
Dois Saltos Empreend.	-	-	-	-	300 (2)	300
Copel Amec	140	7	-	-	-	147
Carbocampel	(56)	(7)	-	-	-	(63)
Carbocampel - AFCI	1,059	-	-	-	-	1,059
Escoelectric	(1,390)	355	-	-	-	(1,035)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Braspower - AFCI	176	-	20	-	-	196
UEG Araucária	-	(239)	-	-	239	-
	204,305	29,912	20	(10,303)	174,601	398,535
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	-	-	(26,801)
Assets assigned for future use	4,588	-	-	-	(887)(3)	3,701
Other investments	1,508	-	85	-	(300)	1,293
	44,263	-	85	-	(1,187)	43,161

	248,568	29,912	105	(10,303)	173,414	441,696

(1) Inclusion of Dominó Holdings in the consolidation of financial statements.
(2) Balance transferred from other investments to investees.
(3) Transfers of R$ 933 thousand to assets assigned for sale and R$ 46 thousand from P.,P.,&E. in service.
AFCI - advance for future capital increase

c) Tax Incentives

In 2008, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM prices on December 29, 2008, and on the FINOR prices on December 22, 2008, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 9,034, thus raising the total balance to R$ 35,835. As for the Nova Holanda investment, COPEL recorded in 2008 a provision for its devaluation in the amount of R$ 14,868, due to the successive losses Nova Holanda has suffered over the years.

d) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balances as of 30.09.2009

		Revaluation		COPEL's stake
	Full amounts	reserve (1)	Adjusted balance	(45%)

.
ASSETS	725,509	(45,503)	680,006	306,003
Current assets	11,415	-	11,415	5,137
Noncurrent assets	714,094	(45,503)	668,591	300,866

LIABILITIES	725,509	(45,503)	680,006	306,003
Current liabilities	9,088	-	9,088	4,089
Noncurrent liabilities	7	-	7	4
Shareholders' equity	716,414	(45,503)	670,911	301,910
	.
STATEMENT OF OPERATIONS
Operating expenses	(3,070)	-	(3,070)	(1,381)
Interest income (expenses)	(613)	-	(613)	(276)
Equity in results of investees	43,075	1,856	44,931	20,219
Net income for the period	39,392	1,856	41,248	18,562

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

e) Asset impairment

The conclusion in December 2008 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 15.d), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S.A. (R$ 18,301) and Sercomtel Celular S.A. (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies. These losses were recorded in the fourth quarter of 2008.

No need to record provisions for devaluation of investments was identified in 2008 for the remaining assets of the Company.

f) Copel Empreendimentos and Centrais Eólicas

As part of COPEL’s ongoing corporate restructuring, COPEL Empreendimentos and Centrais Eólicas do Paraná are currently being incorporated, and their assets and liabilities are being transferred to COPEL Geração e Transmissão, based on the financial statements as of October 31, 2009.

15 Property, Plant, and Equipment

	Cost	Accumulated depreciation	Consolidated net value	Cost	Accumulated depreciation	Consolidated net value

			30.09.2009			30.06.2009
In service (a)
Copel Geração e Transmissão	5,282,503	(2,170,030)	3,112,473	5,270,779	(2,137,833)	3,132,946
Copel Distribuição	5,148,575	(2,421,803)	2,726,772	5,030,514	(2,376,370)	2,654,144
Copel Telecomunicações	361,116	(227,374)	133,742	361,115	(220,343)	140,772
Compagas	170,664	(48,563)	122,101	161,128	(46,445)	114,683
Elejor	606,795	(58,979)	547,816	606,779	(54,882)	551,897
UEG Araucária	643,281	(131,534)	511,747	643,097	(123,904)	519,193
Centrais Eólicas do Paraná	4,129	(2,580)	1,549	4,129	(2,528)	1,601
Dominó Holdings	1	-	1	1	-	1
	12,217,064	(5,060,863)	7,156,201	12,077,542	(4,962,305)	7,115,237
Construction in progress
Copel Geração e Transmissão	459,342	-	459,342	420,294	-	420,294
Copel Distribuição	580,674	-	580,674	552,485	-	552,485
Copel Telecomunicações	46,750	-	46,750	41,646	-	41,646
Compagas	40,837	-	40,837	46,478	-	46,478
Elejor	8,292	-	8,292	8,292	-	8,292
UEG Araucária	1,567	-	1,567	902	-	902
	1,137,462	-	1,137,462	1,070,097	-	1,070,097
	13,354,526	(5,060,863)	8,293,663	13,147,639	(4,962,305)	8,185,334
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(983,754)	52,739	(931,015)	(971,425)	41,502	(929,923)
.	(983,941)	52,739	(931,202)	(971,612)	41,502	(930,110)

	12,370,585	(5,008,124)	7,362,461	12,176,027	(4,920,803)	7,255,224

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 2,495 in 2009 (Note 17).

a) Property, plant, and equipment in service

	Cost	Accumulated depreciation	Consolidated net value	Cost	Accumulated depreciation	Consolidated net value

			30.09.2009			30.06.2009
Machinery and equipment	8,227,399	(3,475,366)	4,752,033	8,089,506	(3,403,598)	4,685,908
Reservoirs, dams, and water mains	2,871,236	(1,117,770)	1,753,466	2,871,236	(1,102,108)	1,769,128
Buildings	718,514	(336,179)	382,335	717,979	(331,392)	386,587
Land	123,242	-	123,242	123,211	-	123,211
Gas pipelines	115,883	(30,397)	85,486	115,883	(29,431)	86,452
Vehicles	141,614	(88,847)	52,767	140,864	(83,984)	56,880
Furniture and implements	19,176	(12,304)	6,872	18,863	(11,792)	7,071

	12,217,064	(5,060,863)	7,156,201	12,077,542	(4,962,305)	7,115,237

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

Balances	In service	Construction in progress	Special liabilities	Consolidated

As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Expenditure program	-	439,288	-	439,288
Transfer to P.,P.,&E. in service	270,467	(270,467)	-	-
Depreciation quotas in the statement of operations	(214,443)	-	21,394	(193,049)
Capitalized depreciation quotas	(4,254)	4,254	-	-
Write-offs	(6,344)	(3,500)	-	(9,844)
Sale of P.,P.,&E.	(1,550)	-	-	(1,550)
Customer contributions	-	-	(34,747)	(34,747)
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Transfers between P.,P.,&E. and intangible assets	(7)	-	-	(7)
Transfers of assets assigned for future use	18	(5)	-	13
Supplemental provisions for contingencies	-	6,285	-	6,285
As of June 30, 2009	7,115,237	1,070,097	(930,110)	7,255,224
Expenditure program	-	216,536	-	216,536
Transfer to P.,P.,&E. in service	154,528	(154,528)	-	-
Depreciation quotas in the statement of operations	(105,779)	-	11,237	(94,542)
Capitalized depreciation quotas	(3,800)	3,800	-	-
Write-offs	(3,263)	(1,445)	-	(4,708)
Sale of P.,P.,&E.	(966)	-	-	(966)
Customer contributions	-	-	(12,329)	(12,329)
Transfers between P.,P.,&E. and intangible assets	244	-	-	244
Supplemental provisions for contingencies	-	3,002	-	3,002
As of September 30, 2009	7,156,201	1,137,462	(931,202)	7,362,461

d) Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life;

3) Assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

e) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m at the top and a maximum height of 85 m and will be built with roller-compacted concrete. The dam’s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1.069.000 as of April 2008, of which 51% (R$ 545,190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523,810) will be invested by Eletrosul Centrais Elétricas S.A.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with the Mauá Power Plant.

The power from the Mauá Power Plant was sold at an ANEEL auction at the final rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

The construction site has been fully set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. The following tasks have also been concluded: excavation of ordinary soil and exposed rock in the river diversion structure, load chamber, power house, and tailrace channel; excavation of underground rock in the river diversion tunnels, the access tunnel to the penstocks, the underground section of the penstocks, and the drainage tunnel; excavation of ordinary soil around the opening of the intake tunnel and the rock quarry; and laying of concrete onto the intake structure of the diversion tunnels.

On September 1, 2009, the barriers of land and rock which separated the diversion tunnels (upstream and downstream) from the riverbed were torn down. Since then, the Tibagi River has been flowing partially through the diversion tunnels.

The following tasks are currently being carried out: excavation of underground rock for the intake tunnel and the vertical section of the penstocks; laying of concrete in the powerhouse; excavation of ordinary soil in the dam area (left bank); laying of roller-compacted concrete in the right-bank section of the dam (sections 8 to 16); flattening and compacting of the substation landfill; and manufacture of electromechanical equipment.

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated September 18, 2008, expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake, pursuant to the Electric Energy Public Service Accounting Manual. In September 2009, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment in Progress related to this project was R$ 144,972.

(1) Technical information unaudited by the independent auditors.

16 Intangible assets

	Rights of use of software	Concession and goodwill	Accumulated amortization	Easements	R & D	Other	Consolidated Net value

							30.09.2009	30.06.2009
In service
Assets with estimated useful lives
Copel Geração e Transmissão	11,921	-	(9,308) (1)	14,058	-	-	16,671	16,424
Copel Distribuição	30,041	-	(25,931) (1)	21,110	-	-	25,220	25,354
Copel Telecomunicações	3,730	-	(3,415) (1)	-	-	-	315	647
Compagas	3,475	-	(1,723) (1)	-	-	-	1,752	1,839
Elejor	-	-	-	101	-	-	101	101
UEG Araucária	90	-	(71) (1)	-	-	-	19	20
Dominó Holdings	1	-	-	-	-	-	1	1
Concession - Elejor (a)	-	22,626	(2,640)	-	-	-	19,986	20,175
Concession - Copel Empreend. (b)	-	53,954	(6,451)	-	-	-	47,503	48,090
Concession - Sanepar (d)	-	10,942	(7,842)	-	-	-	3,100	3,282
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)	-	-	-	-	-
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)	-	-	-	-	-
	49,258	135,625	(105,484)	35,269	-	-	114,668	115,933
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-	-	-	30	30	30
Copel Distribuição	-	-	-	-	-	103	103	103
Compagas	-	-	-	-	-	4	4	4
	-	-	-	-	-	137	137	137
	49,258	135,625	(105,484)	35,269	-	137	114,805	116,070
In progress
Copel Geração e Transmissão	265	-	-	891	61	-	1,217	1,170
Copel Distribuição	1,560	-	-	928	11,215	-	13,703	12,836
Copel Telecomunicações	701	-	-	-	-	-	701	405
Elejor	-	-	-	27	-	-	27	27
	2,526	-	-	1,846	11,276	-	15,648	14,438

							130,453	130,508

(1) Annual amortization rate: 20%

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 19,986 as of September 30, 2009, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of September 30, 2009 was R$ 566 (R$ 566 as of September 30, 2008).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 47,503 as of September 30, 2009. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations as of September 30, 2009 was R$ 1,759 (R$ 1,759 as of September 30, 2008).

c) Goodwill - Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) as of September 30, 2008. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession - Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 6,890 as of September 30, 2009. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 3,100, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 547 as of September 30, 2009 (R$ 547 as of September 30, 2008).

e) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	16,245	16,245
Capitalizations	4,070	(4,070)	-
Amortization quotas - concession	(1,914)	-	(1,914)
Amortization quotas - other intangible assets	(1,716)	-	(1,716)
Capitalized amortization quotas	(88)	88	-
Write-offs	(233)	-	(233)
Transfer between intangible assets and P.,P.,&E.	7	-	7
As of June 30, 2009	116,070	14,438	130,508
Expenditure program	-	2,146	2,146
Capitalizations	981	(981)	-
Amortization quotas - concession	(958)	-	(958)
Amortization quotas - other intangible assets	(801)	-	(801)
Capitalized amortization quotas	(45)	45	-
Write-offs	(198)	-	(198)
Transfer between intangible assets and P.,P.,&E.	(244)	-	(244)
As of September 30, 2009	114,805	15,648	130,453

17 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated				Current liabilities		Noncurrent liabilities

		Accrued	30.09.2009	30.06.2009	30.09.2009	30.06.2009
	Principal amount	interest	Total	Total
Foreign currency
IDB (a)	19,146	252	19,398	21,005	9,451	19,554
National Treasury (b)	5,048	1,512	6,560	6,510	62,421	68,512
Banco do Brasil (c)	-	-	-	2,559	-	-
Eletrobrás (d)	6	1	7	6	25	27
	24,200	1,765	25,965	30,080	71,897	88,093
Local currency (reais )
Banco do Brasil (c)	162	2,862	3,024	12,271	330,228	330,274
Eletrobrás (d)	36,369	14	36,383	36,405	272,078	281,313
Eletrobrás - Elejor (e)	-	-	-	3,489	15,921	23,785
BNDES - Compagas (f)	6,360	-	6,360	6,411	7,995	9,665
Finep (g)	-	12	12	12	4,634	4,634
BNDES (h)	-	741	741	-	55,748	-
Banco do Brasil (i)	-	436	436	-	55,748	-
	42,891	4,065	46,956	58,588	742,352	649,671

	67,091	5,830	72,921	88,668	814,249	737,764

Parent Company				Current liabilities		Noncurrent liabilities

		Accrued	30.09.2009	30.06.2009	30.09.2009	30.06.2009
	Principal amount	interest	Total	Total
Foreign currency
National Treasury (b)	5,048	1,512	6,560	6,510	62,421	68,512

Local currency (reais )
Banco do Brasil (c)	-	2,859	2,859	12,107	329,600	329,600

	5,048	4,371	9,419	18,617	392,021	398,112

Maturity of long-term installments

	Foreign currency	Local currency		Consolidated

			30.09.2009	30.06.2009
2010	2,527	14,449	16,976	36,861
2011	14,505	50,419	64,924	68,084
2012	3,721	52,292	56,013	51,386
2013	2,387	52,838	55,225	49,881
2014	1,195	382,304	383,499	378,039
2015	-	52,658	52,658	45,947
2016	-	50,372	50,372	28,696
2017	-	31,906	31,906	9,190
2018	-	15,248	15,248	8,280
2019	-	12,500	12,500	5,532
2020	-	10,627	10,627	3,662
2021	-	6,972	6,972	4
2022	-	6,968	6,968	-
After 2022	47,562	2,799	50,361	52,202

	71,897	742,352	814,249	737,764

Changes in loans and financing

	Current	Foreign currency Noncurrent	Current	Local currency Noncurrent	Consolidated Total

As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	30,315	30,315
Capitalized interest	-	-	-	1,512	1,512
Interest	3,923	-	33,634	534	38,091
Interest transferred to P.,P.,&E. (Note 15)	-	-	(1,644)	-	(1,644)
Monetary and exchange variation	(5,664)	(19,122)	(57)	(859)	(25,702)
Transfers	14,732	(14,732)	28,940	(28,940)	-
Repayments	(24,020)	-	(59,637)	-	(83,657)
As of June 30, 2009	30,080	88,093	58,588	649,671	826,432
Funds raised	-	-	-	111,496	111,496
Capitalized interest	-	-	-	535	535
Interest	1,073	-	16,419	242	17,734
Interest transferred to P.,P.,&E. (Note 15)	-	-	(851)	-	(851)
Monetary and exchange variation	(1,959)	(6,486)	(1)	(250)	(8,696)
Transfers	9,710	(9,710)	19,342	(19,342)	-
Repayments	(12,939)	-	(46,541)	-	(59,480)
As of September 30, 2009	25,965	71,897	46,956	742,352	887,170

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the third quarter of 2009 was 4.26% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Bond type	Term (years)	Final maturity	Grace period (years)		Consolidated

				30.09.2009	30.06.2009
Par Bond	30	15.04.2024	30	28,809	31,145
Capitalization Bond	20	15.04.2014	10	12,354	13,291
Debt Conversion Bond	18	15.04.2012	10	8,081	8,884
Discount Bond	30	15.04.2024	30	19,737	21,702

				68,981	75,022

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,168 and R$ 14,494 as of September 30, 2009 (R$ 11,161 and R$ 15,908 as of June 30, 2009), respectively, recorded under guarantees and escrow deposits, in noncurrent assets (Note 10).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues. This loan has been paid off upon maturity, in September 2009.

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP (Central Bank’s Long-Term Interest Rate) and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues; and

3) The following Parent Company credit notes:

	Issue		Interest due	Principal
Credit notes	date	Maturity	semi-annually	amount	Interest	Total

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	429	29,429
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	1,778	232,778
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	266	18,266
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	111	14,459
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	275	37,527

				329,600	2,859	332,459

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. As of April 2009, R$ 63,104 had been released, of which R$ 36,056 came from RGR funds. There will be no further releases of funds under this loan.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On August 13, 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. On June 5, 2009, COPEL withdrew an additional R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by the revenues of COPEL’s subsidiaries, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110. In December 2008, 29,035,700 shares were bought back by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000. In August 2009, 2,883,810 shares were bought back by Elejor, for R$ 3,489, plus financial charges of R$ 8,211, for a total of R$ 11.600.

As of September 2009, the outstanding balance comprised a principal amount of R$ 5,727 plus R$ 10,194 in charges.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited every 90 days thereafter, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit, in the amount of R$ 3,535, will be made available in six installments. The first one, in the amount of R$ 844, was withdrawn in October 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

h) BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was released on July 25, 2009, in the amount of R$ 55,748.

The contract contains provisions on accelerated maturity in certain conditions.

i) Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was released on August 25, 2009, in the amount of R$ 55,748.

The contract contains provisions on accelerated maturity in certain conditions.

18 Debentures

The balance of debentures is broken down below:

	Current liabilities				Noncurrent liabilities

		Accrued	30.09.2009	30.06.2009	30.09.2009	30.06.2009
	Principal amount	Interest	Total	Total
Parent Company (a)	-	4,110	4,110	20,770	600,000	600,000
Elejor (b)	34,001	2,383	36,384	33,859	170,171	186,412

	34,001	6,493	40,494	54,629	770,171	786,412

Maturity of long-term installments

	Consolidated

	30.09.2009	30.06.2009
2010	16,171	19,392
2011	635,850	638,784
2012	35,850	38,784
2013	35,850	38,784
2014	32,966	35,707
2015	12,080	13,362
2016	1,404	1,599

	770,171	786,412

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2008	195,000	802,116	997,116
Interest	46,246	-	46,246
Monetary variation	23	243	266
Transfers	15,947	(15,947)	-
Repayments	(202,587)	-	(202,587)
As of June 30, 2009	54,629	786,412	841,041
Interest	19,133	-	19,133
Monetary variation	-	(9)	(9)
Transfers	16,232	(16,232)	-
Repayments	(49,500)	-	(49,500)
As of September 30, 2009	40,494	770,171	810,665

a) Debentures - Parent Company

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDESPAR, with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment was on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

In August 2009, R$ 5,487 were paid in advance, plus financial charges of R$ 313, for a total of R$ 5.800.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

19 Suppliers

		Consolidated

		30.09.2009	30.06.2009
Charges for the use of the power grid
Use of the Basic Network		63,428	56,907
Energy transmission		4,318	4,137
Use of connections		275	264
		68,021	61,308
Electricity suppliers
Eletrobrás (Itaipu)		82,024	89,636
Furnas Centrais Elétricas S.A.		33,820	31,760
Companhia Hidro Elétrica do São Francisco - Chesf		33,151	30,950
Utilities - CCEE (Note 31)		400	23,159
Companhia Energética de São Paulo - Cesp		11,844	11,064
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.		11,008	10,723
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		10,685	9,978
Itiquira Energética S.A.		9,679	9,433
Companhia Energética de Minas Gerais - Cemig		6,427	6,111
Dona Francisca Energética S.A.		4,963	4,963
Other suppliers		40,637	35,466
		244,638	263,243
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas (Note 32)		23,738	22,375
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)		34,589	22,564
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)		196,002	203,077
Other suppliers		143,462	156,442
		397,791	404,458

		710,450	729,009

	Current	514,448	525,932
	Noncurrent	196,002	203,077

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

20 Accrued Payroll Costs

	Consolidated

	30.09.2009	30.06.2009
Payroll
Taxes and social contributions	17,991	18,440
Payroll, net	575	464
Assignments to third-parties	-	1
	18,566	18,905
Labor accruals
Paid vacation and annual bonus ("13th salary")	80,367	67,074
Social charges on paid vacation and annual bonus ("13th salary")	25,213	21,009
Profit sharing	49,053	32,702
Voluntary redundancy program (Note 29.c.2)	11,207	11,946
	165,840	132,731

	184,406	151,636

21 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of operations

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			30.09.2009	30.06.2009
Pension plan - Plans I and II (DB)	3,438	354,252	357,690	384,731
Pension plan - Plan III (DC) - employees	8,132	-	8,132	8,397

	11,570	354,252	365,822	393,128

		Current	20,764	21,194
		Noncurrent	345,058	371,934

The consolidated amounts recognized in the statement of operations are shown below:

		Consolidated

	30.09.2009	30.09.2008
Pension plan - periodic post-employment cost	(91,998)	(20,641)
Pension plan (DC)	38,734	35,140
Pension plan (DC) - management	139	84
Healthcare plan - post-employment	20,007	31,136
Healthcare plan contributions	21,485	19,152
Healthcare plan contributions - management	3	3
	(11,630)	64,874
(-) Transfers to construction in progress	(5,305)	(5,452)

	(16,935)	59,422

The annual estimated cost for 2009, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

22 Regulatory Charges

		Consolidated

	30.09.2009	30.06.2009
Fuel Consumption Account - CCC	18,920	11,365
Energy Development Account - CDE	17,818	17,819
Global Reversal Reserve - RGR	7,602	7,958

	44,340	37,142

23 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Applied and used - projects in progress	Payable amount	Balance to be used in projects	Balance as of 30.09.2009	Balance as of 30.06.2009

Research and Development - R&D
FNDCT	-	2,462	-	2,462	2,211
MME	-	1,251	-	1,251	1,123
R&D	22,222	-	77,041	99,263	94,233
	22,222	3,713	77,041	102,976	97,567
Energy Efficiency Program - EEP	19,592	-	81,088	100,680	95,673

	41,814	3,713	158,129	203,656	193,240

			Current	96,926	97,955
			Noncurrent	106,730	95,285

Changes in the balances of R&D and EEP

					Consolidated
Balances	FNDCT	MME	R&D	EEP	Total

As of December 31, 2008	18,649	9,345	85,596	84,973	198,563
Additions	7,096	3,548	7,096	9,339	27,079
SELIC interest rate	-	-	3,681	3,469	7,150
Payments	(23,534)	(11,770)	-	-	(35,304)
Concluded projects	-	-	(2,140)	(2,108)	(4,248)
As of June 30, 2009	2,211	1,123	94,233	95,673	193,240
Additions	3,750	1,875	3,750	4,846	14,221
SELIC interest rate	-	-	1,588	1,458	3,046
Payments	(3,499)	(1,747)	-	-	(5,246)
Concluded projects	-	-	(308)	(1,297)	(1,605)
As of September 30, 2009	2,462	1,251	99,263	100,680	203,656

24 Other Accounts Payable

		Consolidated

	30.09.2009	30.06.2009
Current liabilities
Concession charge - ANEEL grant	37,588	38,549
Compensation for use of water resources	21,543	3,912
Reimbursement of customer contributions	17,444	17,540
Collected public lighting charge	15,545	15,923
Participation in consortia	5,178	5,178
Insurance companies - premiums due	4,484	24
Advance payments from customers	4,349	4,749
Pledged collaterals	3,334	2,184
Reparations to the Apucaraninha Indian community	2,578	2,562
Other liabilities	9,582	8,137
	121,625	98,758
Noncurrent liabilities
Reparations to the Apucaraninha Indian community	5,156	5,123
Other liabilities	357	-
	5,513	5,123

25 Provisions for Contingencies

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2009	30.06.2009
Labor	149,502	(25,317)	124,185	112,405
Regulatory	37,007	-	37,007	37,004
Civil:
Suppliers (a)	53,538	-	53,538	53,355
Civil and administrative claims	51,866	(9,336)	42,530	42,915
Easements (b)	15,229	-	15,229	14,262
Condemnation and property claims (b)	123,762	-	123,762	121,729
Customers	5,575	(1,323)	4,252	4,628
Environmental claims	11	-	11	11
	249,981	(10,659)	239,322	236,900
Tax:
Cofins tax (c)	183,610	-	183,610	182,224
Other taxes	77,578	(26,382)	51,196	51,337
	261,188	(26,382)	234,806	233,561

	697,678	(62,358)	635,320	619,870

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2009	30.06.2009
Regulatory claims	9,249	-	9,249	9,249
Civil claims	332	(288)	44	14
Tax claims:
Cofins tax (c)	183,610	-	183,610	182,224
Other taxes	44,475	(26,380)	18,095	18,383
	228,085	(26,380)	201,705	200,607

	237,666	(26,668)	210,998	209,870

Changes in provisions for contingencies

Consolidated	Provision	Additions	Additions to	(Payments)	Provision
	balance	(reversals)	P.,P., &E.	reversals	balance

	31.12.2008				30.09.2009
Labor	129,699	29,892	2	(10,091)	149,502
Regulatory	36,851	147	-	9	37,007
Civil:
Suppliers	52,209	1,329	-	-	53,538
Easements	15,615	-	5,152	(5,538)	15,229
Civil and administrative claims	29,987	24,457	-	(2,578)	51,866
Customers	5,465	336	-	(226)	5,575
Condemnations	119,645	-	4,133	(16)	123,762
Environmental claims	-	11	-	-	11
	222,921	26,133	9,285	(8,358)	249,981
Tax:
Cofins tax	178,753	4,857	-	-	183,610
Other taxes	85,158	(7,580)	-	-	77,578
	263,911	(2,723)	-	-	261,188

	653,382	53,449	9,287	(18,440)	697,678

Parent Company	Provision	Additions	Provision
	balance	(reversals)	balance

	31.12.2008	-	30.09.2009
Regulatory claims	9,249	-	9,249
Civil claims	434	(102)	332
Tax:
Cofins tax	178,753	4,857	183,610
Other taxes	52,729	(8,254)	44,475
	231,482	(3,397)	228,085

	241,165	(3,499)	237,666

The breakdown of the types of lawsuits in which COPEL is involved as of September 30, 2009 is consistent with the one featured in the Company's financial statements as of December 31, 2008.

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of September 30, 2009, reached R$ 1,886,169, of which R$ 111,977 correspond to labor claims; R$ 1,162,421 to regulatory claims; R$ 154,216 to civil claims; and R$ 457,555 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 31 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 53,538 as of September 30, 2009.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a provision for contingencies in the amount of R$ 112,924, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a final ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 183,610, already having excluded tax credits which have already lapsed.

26 Shareholders’ Equity

a) Share capital

As of September 30, 2009, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

							In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	19,471,244	13.43	127,287	32.14	63,317,681	49.38	82,916,212	30.30
NYSE (2)	146,743	0.10	-		37,392,080	29.16	37,538,823	13.72
Latibex (3)	-	-	-	-	184,467	0.14	184,467	0.07
Municipalities	178,393	0.12	12,797	3.23	-	-	191,190	0.06
Other shareholders	376,553	0.25	255,979	64.63	38,359	0.03	670,891	0.25

	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

COPEL’s Board of Directors, at its 126th Ordinary Meeting on October 29, 2009, approved the payment of interest on capital in lieu of dividends, up to the limit allowed by law, by the wholly-owned subsidiaries to the COPEL parent company, and from the latter to its shareholders. Payment shall be made after the General Shareholders’ Meeting in the first four months of 2010, or before then, should the Board of Officers decide so.

27 Gross Revenues from Sales and/or Services

		Consolidated

	30.09.2009	30.09.2008
Electricity sales to final customers
Residential	780,428	700,129
Industrial	807,888	801,594
Commercial, services, and other activities	503,973	459,564
Rural	99,380	91,543
Government agencies	68,070	63,657
Public lighting	54,692	49,820
Public services	49,818	47,410
Installment for Adjustment of Network Charges	2,469	943
	2,366,718	2,214,660
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	803,202	598,056
Bilateral contracts	105,961	313,597
Electric Energy Trading Chamber - CCEE	55,605	30,031
Contracts with small utilities	39,254	37,291
	1,004,022	978,975
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	845,221	783,565
Industrial	758,315	784,159
Commercial, services, and other activities	550,135	507,799
Rural	107,982	102,909
Government agencies	73,768	71,191
Public lighting	59,283	55,740
Public services	54,013	53,055
Free customers	104,793	114,136
Basic Network and basic interface network	121,574	103,642
Connection grid	2,001	1,253
Installment for Adjustment of Basic Network charges	5,951	9,740
	2,683,036	2,587,189

Telecommunications revenues	76,096	57,623

Piped gas distribution	195,386	206,751
Other operating revenues
Leases and rents	81,458	72,199
Revenues from services	28,037	20,781
Charged services	7,187	6,798
Other revenues	787	662
	117,469	100,440

	6,442,727	6,145,638

28 Deductions from Gross Revenues

		Consolidated

	30.09.2009	30.09.2008
Taxes and social contributions on revenues
VAT (ICMS)	1,314,865	1,191,709
COFINS	499,410	476,182
PIS/PASEP	108,494	103,378
ISSQN	1,347	1,392
	1,924,116	1,772,661
Regulatory charges
Energy Development Account - CDE	147,185	144,443
Fuel Consumption Account - CCC	139,187	85,971
Global Reversal Reserve - RGR	58,964	46,743
Research and development and energy efficiency - R&D and EEP	41,300	39,667
Other	215	193
	386,851	317,017

	2,310,967	2,089,678

29 Operating Costs and Expenses

The consolidated operating costs and expenses are broken down below:

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administ. expenses	Other revenues (expenses), net	Consolidated Total

					30.09.2009
Electricity purchased for resale (a)	(1,213,808)	-	-	-	(1,213,808)
Charges for use of power grid (b)	(438,953)	-	-	-	(438,953)
Personnel and management (c)	(415,810)	(3,423)	(112,721)	-	(531,954)
Pension and healthcare plans (Note 21)	10,802	(167)	6,300	-	16,935
Materials and supplies (d)	(40,384)	(2,175)	(4,732)	-	(47,291)
Raw materials and supplies for power generation	(18,029)	-	-	-	(18,029)
Natural gas and supplies for gas business	(101,954)	-	-	-	(101,954)
Third-party services (e)	(161,865)	(18,685)	(36,861)	-	(217,411)
Depreciation and amortization	(272,035)	(8)	(18,065)	(2,872)	(292,980)
Provisions and reversals (f)	-	(11,915)	-	(53,449)	(65,364)
Other costs and expenses (g)	(14,932)	3,298	(57,177)	(76,442)	(145,253)

	(2,666,968)	(33,075)	(223,256)	(132,763)	(3,056,062)

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administ. expenses	Other revenues (expenses), net	Consolidated Total

					30.09.2008
Electricity purchased for resale (a)	(1,186,106)	-	-	-	(1,186,106)
Charges for use of power grid (b)	(317,602)	-	-	-	(317,602)
Personnel and management (c)	(367,811)	(2,454)	(99,096)	-	(469,361)
Pension and healthcare plans (Note 21)	(46,301)	(271)	(12,850)	-	(59,422)
Materials and supplies (d)	(35,428)	(2,297)	(4,119)	-	(41,844)
Raw materials and supplies for power generation	(12,599)	-	-	-	(12,599)
Natural gas and supplies for gas business	(109,325)	-	-	-	(109,325)
Third-party services (e)	(140,751)	(17,005)	(43,774)	-	(201,530)
Depreciation and amortization	(282,453)	(11)	(16,527)	(4,663)	(303,654)
Provisions and reversals (f)	-	(15,777)	-	(49,409)	(65,186)
Other costs and expenses (g)	(25,302)	3,253	(18,019)	(82,461)	(122,529)

	(2,523,678)	(34,562)	(194,385)	(136,533)	(2,889,158)

The Parent Company’s operating costs and expenses are broken down below:

Nature of costs and expenses	General and administrative expenses	Other revenues (expenses), net	Parent Company Total

			30.09.2009
Management (c)	(5,003)	-	(5,003)
Healthcare plan	(142)	-	(142)
Materials and supplies	(9)	-	(9)
Third-party services (e)	(3,247)	-	(3,247)
Depreciation and amortization	-	(566)	(566)
Provisions and reversals (f)	-	3,499	3,499
Other expenses	(1,458)	535	(923)

	(9,859)	3,468	(6,391)

Nature of costs and expenses	General and administrative expenses	Other revenues (expenses), net	Parent Company Total

			30.09.2008
Management (c)	(4,010)	-	(4,010)
Healthcare plan	(87)	-	(87)
Materials and supplies	(8)	-	(8)
Third-party services (e)	(3,345)	-	(3,345)
Provisions and reversals (f)	-	2,037	2,037
Other expenses	(586)	197	(389)

	(8,036)	2,234	(5,802)

a) Electricity purchased for resale

	Consolidated

	30.09.2009	30.09.2008
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	335,106	367,338
Furnas Centrais Elétricas S.A. - auction	235,976	218,323
Companhia Hidro Elétrica do São Francisco - Chesf - auction	223,940	209,438
Electric Energy Trading Chamber - CCEE	74,187	95,870
Itiquira Energética S.A.	86,192	80,106
Companhia Energética de São Paulo - Cesp - auction	84,237	77,183
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	73,144	68,310
Dona Francisca Energética S.A.	45,169	40,374
Companhia Energética de Minas Gerais - Cemig - auction	42,465	31,602
Program for incentive to alternative energy sources - PROINFA	49,510	43,620
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	25,583	23,908
Electricity purchased for resale - Deferred regulatory liabilities (CVA)	(89,470)	(44,582)
(-) Pasep/Cofins tax on electricity purchased for resale	(151,472)	(125,766)
Other utilities - auction	179,241	100,382

	1,213,808	1,186,106

b) Charges for the use of the power grid

	Consolidated

	30.09.2009	30.09.2008
Furnas Centrais Elétricas S.A.	90,989	82,976
System service charges - ESS	67,598	41,181
Cia. Transmissora de Energia Elétrica Paulista - Cteep	48,424	44,642
Companhia Hidro Elétrica do São Francisco - Chesf	44,158	41,559
Eletrosul Centrais Elétricas S.A.	33,125	29,123
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	31,940	29,883
Companhia Energética de Minas Gerais - Cemig	17,750	14,933
TSN Transmissora Nordeste Sudeste de Energia S.A.	14,706	13,600
Novatrans Energia S.A.	14,618	13,864
National System Operator - ONS	13,819	12,448
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	12,959	11,937
Empresa Amazonense de Transmissão de Energia - Eate	12,305	11,319
Empresa Norte de Transmissão de Energia S.A. - Ente	6,255	5,823
ATE II Transmissora de Energia S.A.	6,254	5,927
Itumbiara Transmissora de Energia Ltda	5,948	5,630
Expansion Transmissora de Energia Elétrica S.A.	5,697	5,353
Empresa Transmissora de Energia Oeste Ltda - Eteo	5,031	4,712
STN Sistema de Transmissão Nordeste S.A	5,016	4,714
NTE Nordeste Transmissora de Energia S.A	4,400	4,046
ATE Transmissora Energia S.A	4,090	3,899
Integração Transmissão Energia - Intesa	3,461	1,617
ATE III Transmissora de Energia S.A	3,261	1,497
Arthemis Transmissora de Energia S.A	2,673	2,476
CVA - charges	(11,974)	(60,958)
(-) Pasep/Cofins taxes on charges for the use of the power grid	(46,182)	(46,786)
Other utilities	42,632	32,187

	438,953	317,602

c) Personnel and management

	Parent Company			Consolidated

	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Personnel
Wages and salaries	-	-	353,454	316,254
Social charges on payroll	-	-	123,565	110,248
	-	-	477,019	426,502
Provision for profit sharing (1)	-	-	49,497	49,451
Meal assistance and education allowance	-	-	40,886	35,704
Labor indemnifications (reversal) (2)	-	-	15,227	(825)
	-	-	582,629	510,832
(-) Transfers to construction in progress	-	-	(58,001)	(47,907)
	-	-	524,628	462,925
Management
Wages and salaries	4,009	3,438	6,195	5,341
Social charges on payroll	994	572	1,253	1,219
Other expenses	-	-	19	-
	5,003	4,010	7,467	6,560
(-) Transfers to construction in progress	-	-	(141)	(124)
	5,003	4,010	7,326	6,436

	5,003	4,010	531,954	469,361

1) Provision for profit sharing

As of Setember 2008, Company management decided to set aside a monthly provision for its employees’ profit sharing. The amount is estimated pursuant to the criteria and conditions agreed on by COPEL and the employees’ committee for the profit sharing negotiation.

2) Labor claims

COPEL set up a provision for redundancy payments in connection with the Voluntary Redundancy Program launched by Company management on January 20, 2009.

3) Program for the renewal of COPEL’s workforce

On April 13, 2009, COPEL’s management decided that the approximately 700 employees who receive retirement benefits from INSS (the National Social Security Institute) will be laid off in a planned manner, and that the employees who hereafter voluntarily file for retirement benefits from INSS and do not join the PIA (Programa de Incentivo à Aposentadoria or Retirement Encouragement Program) will be laid off with termination pay.

Given that the legal basis for these layoffs – that voluntary INSS retirement should prevent continued employment at mixed capital companies – has been interpreted in different ways, leading to legal disputes, including a recent preliminary injunction by a labor court suspending COPEL's redundancy program, Company management decided on July 27, 2009 to cancel the April 13 layoffs.

d) Materials and Supplies

	Consolidated

	30.09.2009	30.09.2008
Fuel and vehicle parts	15,994	15,540
Materials for use in the electric system	11,866	11,357
Cafeteria supplies	4,468	3,621
Office supplies	4,310	3,791
Materials for use in civil construction	2,086	2,560
Service tools	1,997	880
Safety supplies	1,613	1,307
Information technology equipment and supplies	1,507	505
Lodging	802	673
Other materials and supplies	2,648	1,610

	47,291	41,844

e) Services from third-parties

	Parent Company		Consolidated

	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Power grid maintenance	-	-	54,540	44,018
Postal services	-	1	19,065	16,726
Technical, scientific, and administrative consulting	1,103	907	17,884	17,400
Authorized and registered agents	-	-	15,915	14,575
Data processing and transmission	-	-	12,257	14,965
Administrative support services	-	-	11,552	11,463
Security	-	-	10,935	9,628
Telephone services	-	-	9,817	11,186
Travel	(11)	105	8,864	7,894
Meter reading and bill delivery	-	-	7,689	5,941
Maintenance of easement areas	-	-	5,347	3,799
Personnel training	-	1	5,346	4,766
Civil maintenance services	-	-	4,583	4,451
Services in "green areas"	-	-	3,990	3,653
Customer service	-	-	3,961	3,181
Vehicle maintenance and repairs	-	-	3,199	2,824
Freight services	-	-	2,887	2,172
Access to satellite communications	-	-	2,732	3,554
Telephone operator	-	-	2,273	1,929
Auditing	1,536	1,670	2,248	2,203
Advertising	335	332	1,213	1,356
Other services	284	329	11,114	13,846

	3,247	3,345	217,411	201,530

f) Provisions and reversals

	Parent Company		Consolidated

	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Provision (rev.) for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	9,733	18,017
PDA - third-party services and other receivables	-	-	2,182	(2,240)
	-	-	11,915	15,777
Provision (reversal) for contingencies
Labor	-	-	29,892	36,887
Regulatory	-	-	147	(2,071)
Civil and administrative law	(102)	418	24,457	14,875
Suppliers	-	-	1,329	2,037
Environmental	-	-	11	(163)
Customers	-	-	336	(573)
Cofins tax	4,857	5,098	4,857	5,098
Other taxes	(8,254)	(7,553)	(7,580)	(6,681)
	(3,499)	(2,037)	53,449	49,409

	(3,499)	(2,037)	65,364	65,186

g) Other operating costs and expenses

	Consolidated

	30.09.2009	30.09.2008
Damages and reparations	40,906	1,611
Compensation for the use of water resources	49,705	60,764
Concession charge - ANEEL grant	27,429	31,637
ANEEL Inspection Fee	11,527	13,340
Losses in the disposal and sale of assets	13,510	10,447
Leases and rents	9,772	9,295
Taxes	8,638	4,928
Insurance	4,693	4,677
Own power consumption	4,417	4,292
Advertising	2,218	2,744
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	3,566	4,019
Cost and expense recovery	(33,533)	(31,141)
General costs and expenses	2,405	5,916

	145,253	122,529

30 Financial Income (Losses)

	Parent Company		Consolidated

	30.09.2009	30.09.2008	30.09.2009	30.09.2008
Interest income
Income from financial investments	34,738	22,339	131,792	138,268
Income from CRC transferred to State Gov. (Note 6.b)	-	-	63,162	59,900
Penalties on overdue bills	-	-	51,221	45,463
Interest on deferred regulatory assets (CVA)	-	-	16,157	7,425
Fines	-	-	7,681	9,065
Interest on taxes paid in advance	2,140	5,424	5,879	7,108
Interest and commissions on loan agreements	59,120	44,588	-	-
Monetary variation of CRC transferred
to State Government (Note 6.b)	-	-	(17,153)	100,717
Other interest income	478	2,929	8,847	4,312
	96,476	75,280	267,586	372,258
(-) Interest expenses
Interest on loans and financing	75,979	99,209	118,300	153,470
Interest on R&D and EEP	-	-	10,196	9,977
IOF tax	-	64	6,849	6,066
Monetary and exchange variations	4	1	(4,609)	39,442
Monetary variations on deferred regulatory liabilities (CVA	-	-	1,478	9,026
PIS/Pasep and Cofins taxes on interest on capital	25,137	20,623	25,524	21,294
Late fees, tax penalties, and fines	-	-	911	4,745
Other interest expenses	1	1	840	33,672
	101,121	119,898	159,489	277,692

	(4,645)	(44,618)	108,097	94,566

31 Electric Energy Trading Chamber (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,142,000 (restated as of September 30, 2009), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the lost supply under the CIEN contract. Nonetheless, COPEL’s participation in other purchase mechanisms for power from existing facilities, particularly the Mechanism for the Offsetting of Surpluses and Deficits (MCSD 4%), where it acquired approximately 60 average MW for 2010, has allowed the Company to partially make up for the CIEN amounts so as to cover 100% of the projected load for 2009, 2010, 2011, and 2012.

In 2008, COPEL had sought to make up for the CIEN supply through auctions of power from new facilities. It acquired 141 average MW at the Jirau Hydroelectric Power Plant auction, 51 average MW at the 2008 A-3 auction, and 316 average MW at the 2008 A-5 auction, which, together and according to the respective delivery schedules and COPEL’s projected load growth, will be enough to meet its growing demand and make up for the CIEN supply from 2013 onwards.

b) Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated

					30.09.2009	30.06.2009
Current assets (Note 4)
Until December 2008	642	14	-	105	761	761
From January through March 2009	225	-	-	-	225	225
From July through September 2009	21,450	1,506	574	-	23,530	-
	22,317	1,520	574	105	24,516	986
Current liabilities (Note 19)
From April through June 2009	-	-	-	-	-	23,159
From July through September 2009	-	400	-	-	400	-
	-	400	-	-	400	23,159

c) Changes in the CCEE balances (1)

	Balances	Payments	Additions	Balances

	30.06.2009			30.09.2009
Current assets
Until December 2008	761	-	-	761
From January through March 2009	225	-	-	225
From July through September 2009	-	(1,757)	25,287	23,530
	986	(1,757)	25,287	24,516
(-) Current liabilities
From April through June 2009	23,159	(22,295)	(864)	-
From July through September 2009	-	(649)	1,049	400
	23,159	(22,944)	185	400

Net total	(22,173)	21,187	25,102	24,116

(1) Information unaudited by the independent auditors.

32 Financial Instruments

The use of financial instruments by the Company is restricted to Cash in Hand and Cash Equivalents, Bonds and Securities, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

a) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of September 30, 2009, which are close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value

	30.09.2009	30.09.2009	30.06.2009
Cash and cash equivalents	1,713,933	1,713,933	1,531,582
Accounts receivable from government agencies	146,688	146,688	140,922
CRC transferred to State Government	1,267,686	1,267,686	1,283,430
Bonds and securities	125,512	124,519	97,386
Collaterals and escrow deposits - bonds	127,399	127,397	125,183
Loans and financing	887,170	887,170	826,432
Debentures	796,127	810,665	841,041
Eletrobrás (Itaipu)	82,024	82,024	89,636
Petrobras (Compagas)	23,738	23,738	22,375

The balance under bonds and securities as of September 30, 2009 corresponds to National Treasury Bonds (Letras do Tesouro Nacional or LTN) and Financial Treasury Bonds (Letras Financeiras do Tesouro or LFT), which were classified under this item on account of the Company’s intention and ability to only redeem these bonds at maturity, pursuant to Technical Ruling CPC 14.

The market value of the Company’s debentures was calculated according to the Unit Price quote on September 30, 2009, obtained from the National Association of the Financial Market Institutions (ANDIMA).

b) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign currency	Assets	Liabilities	exposure

			30.09.2009
Collaterals and escrow deposits	24,662	-	24,662
Loans and financing	-	(97,862)	(97,862)
Suppliers
Eletrobrás (Itaipu)	-	(82,024)	(82,024)
Petrobras (Compagas)	-	(23,738)	(23,738)

	24,662	(203,624)	(178,962)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the National System Operator’s 2009 Annual Power Operation Plan, published annually at www.ons.org.br, the next five years, from May 2009 to December 2013, should be a stable period in terms of supply to meet the market’s power demand, based on statistical analyses used in this kind of study. The requirement for guarantee of supply proposed by the National Energy Policy Council (CNPE) (risks of energy deficit below 5%) is easily met in all regions of Brazil during this five-year period(1).

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

The Company has already applied for extension by ANEEL of the power plant concessions expiring in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Salto Caxias), Jordão River Diversion Small Hydropower Project, and Cavernoso Small Hydropower Project. ANEEL, under Ruling no. 455, dated February 3, 2009, has recommended to the Ministry of Mines and Energy the extension of the concessions. The MME, in turn, has approved under MME Ordinance no. 331/2009 the extension of these concessions for another 20 years, from the expiration date of their first term:

Concession agreement no. 045/1999	Extension	Final expiration

Power Plants
Governador Ney Braga (Segredo)	20 years	2029
Governador José Richa (Salto Caxias)	20 years	2030
Jordão River Diversion Project	20 years	2029
Cavernoso	20 years	2030

7) Financial Instruments - Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

8) Risk of failure to comply with the implementation schedule of Concession Agreement no. 001/2007 – MME – Mauá Hydroelectric Power Plant

The members of Consórcio Energético Cruzeiro do Sul may be subject to legal penalties, particularly those set forth under ANEEL Resolutions, in the event of failure to comply with the implementation schedule of the Mauá Hydrolectric Power Plant. In addition to these penalties, the members of the consortium are liable for the fulfillment of the power purchase agreements signed in the regulated environment (CCEARs), pursuant to specific regulation.

Any delays in the supply of power from the Mauá Power Plant on account of court orders preventing the construction from starting or going on shall qualify as obligations affected by acts of third-parties, particularly acts of government, and as acts of God or force majeure. In these events, the concession agreement itself provides for exemption of liability of the consortium members.

c) Sensitivity Analysis

Taking into account the financial instruments above, COPEL has conducted a sensitivity analysis pursuant to CVM Instruction no. 475/2008, which requires the analysis of two scenarios, with deterioration of 25% and 50% of the corresponding risk factor. These scenarios may result in impacts on the income and/or the future cash flows of the Company, as presented below:

Assumptions:

1) Base Scenario: rates remain at the same levels recorded in the Focus Report issued by the Central Bank of Brazil on October 2, 2009;

2) Adverse Scenario: deterioration of 25% compared to the Base Scenario in the main risk factor related to the financial instrument;

3) Remote Scenario: deterioration of 50% compared to the Base Scenario in the main risk factor related to the financial instrument.

Operation	Baseline 30.09.2009	Base Scenario	Adverse Scenario	Remote Scenario

Financial assets
Financial investments	1,668,609	1,814,612	1,778,111	1,741,611
CRC transferred to State Government	1,267,686	1,283,107	1,282,625	1,282,143
	2,936,295	3,097,719	3,060,736	3,023,754
Financial liabilities
Loans and financing
Foreign currency	97,862	99,068	122,328	146,793
Local currency	789,308	798,943	800,841	803,368
Debentures	810,664	826,497	830,314	834,078
	1,697,834	1,724,508	1,753,483	1,784,239

These sensitivity analyses aim to measure the potential impact of changes in market variables in connection with each financial instrument held by the Company. Nevertheless, the settlement of the transactions involving these estimates may result in different amounts than those estimated on account of the subjectivity inherent to the process of preparing these analyses.

33 Related-Party Transactions

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		30.09.2009	30.06.2009
Current assets
Government of the State of Paraná	Customers and distributors	58,019	49,887
	Telecommunications services	10,706	9,090
	Recoverable Rate Deficit - CRC (Note 6)	48,961	48,417
	ICMS (VAT) paid in advance (Note 7)	33,192	32,717
	Recoverable salaries of transferred employees	2,121	2,200
Petrobras	Lease of the Araucária TPP	550	11,453
	Customers and distributors - gas	232	1,402
	Advance payments to suppliers	383	68
Noncurrent assets
Government of the State of Paraná	Customers and distributors	9,207	15,314
	Telecommunications services	1,011	2,331
	Recoverable Rate Deficit - CRC (Note 6)	1,218,725	1,235,013
	ICMS (VAT) paid in advance (Note 7)	81,454	79,410
Petrobras	Advance payments to suppliers	8,290	8,290
Current liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	6,360	6,411
BNDESPAR	Debentures (Note 18.b)	36,384	33,859
Dona Francisca Energética	Electricity purchase (Note 19)	4,963	4,963
Eletrobrás	Financing (Note 17.d)	36,390	36,411
Eletrobrás	Elejor redeemable shares (Note 17.e)	-	3,489
Eletrobrás (Itaipu)	Electricity purchase (Note 19)	82,024	89,636
Government of the State of Paraná	ICMS (VAT) due (Note 7)	161,727	150,933
Petrobras	Purchase of gas for resale (Note 19)	23,738	22,375
	Gas for power generation - renegotiation (N. 19)	34,589	22,564
Noncurrent liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	7,995	9,665
BNDESPAR	Debentures (Note 18.b)	170,171	186,412
Eletrobrás	Financing (Note 17.d)	272,103	281,340
Eletrobrás	Elejor redeemable shares (Note 17.e)	15,921	23,785
Government of the State of Paraná	ICMS (VAT) due (Note 7)	634	721
Petrobras	Gas for power generation - renegotiation (N. 19)	196,002	203,077

The main balances of related party transactions in COPEL’s statement of operations are:

Related party	Nature of operation	Consolidated

		30.09.2009	30.09.2008
Gross revenues from sales and/or services
Government of the State of Paraná	Sale of electricity to final customers	72,115	70,789
	Telecommunications revenue	7,137	4,500
Petrobras	Lease of the Araucária Thermal Power Plant	38,933	35,446
	Distribution of piped gas	4,910	5,575
	Gas transport services	5,036	2,624
Electricity purchased for resale
Dona Francisca Energética	Purchase of electricity (Note 29.a)	45,169	40,374
Eletrobrás (Itaipu)	Purchase of electricity (Note 29.a)	335,106	367,338
Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	129,374	117,807
Management
Officers and directors	Wages, social charges, and others (Note 29.c)	7,467	6,560
	Pension and healthcare contributions (Note 21.c)	142	87
Other operating expenses
Fundação Copel	Rent of facilities	5,695	5,046
Interest income
Government of the State of Paraná	Income from CRC (Note 30)	46,009	160,617
	Income from renegotiated bills	3,784	6,121
Interest expenses
	Interest on financing for gas pipeline
BNDES	network (Note 17.f)	776	1,835
	Interest on financing for Mauá HPP construction (Note 17.h)	928	-
BNDESPAR	Interest on Elejor debentures (Note 18.b)	16,286	20,385
Eletrobrás	Interest on financing (Note 17.d)	2,226	22,851
	Interest on Elejor redeemable shares (Note 17.e)	1,617	17,115
Petrobras	Interest on gas contract renegotiation (Note 19.a)	16,433	16,613

The balances of transactions between the Company and its subsidiaries are shown in Note 13.

BNDES - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 17.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of September 30, 2009, the outstanding debt was R$ 34,312 and R$ 20,712, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency.

34 Financial Statements by Subsidiary

Shown below are the balance sheets and the statements of operations as of 30.09.09, reclassified for purposes of ensuring consistency with the account classification adopted by COPEL, of subsidiaries: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), and other (Copel Empreendimentos, Centrais Eólicas, and Dominó Holdings). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS 30.09.2009	GET	DIS	TEL	COM	ELE	UEG	Other

TOTAL ASSETS	5,304,369	5,827,879	256,804	256,735	627,394	667,242	718,983
CURRENT ASSETS	1,126,625	1,689,609	64,574	60,925	70,906	153,665	20,900
Cash and cash equivalents	760,456	169,799	36,640	34,965	32,483	141,403	16,568
Customers and distributors, net	219,069	844,226	-	21,610	15,519	-	110
Telecommunications services, net	-	-	14,589	-	-	-	-
Dividends receivable	-	-	-	-	-	-	3,560
Construction in progress	16,148	71,078	-	-	-	-	-
CRC transferred to State Government	-	48,961	-	-	-	-	-
Taxes and social contributions	9,439	176,455	5,148	2,148	-	11,571	583
Deferred regulatory assets (CVA)	-	213,825	-	-	-	-	-
Other regulatory assets	-	26,288	-	-	-	-	-
Bonds and securities	17,787	-	-	-	-	-	-
Collaterals and escrow deposits	76,504	28,342	-	7	22,172	31	-
Other receivables	18,278	38,128	1,497	1,583	732	660	79
Inventories	8,944	72,507	6,700	612	-	-	-
NONCURRENT ASSETS	4,177,744	4,138,270	192,230	195,810	556,488	513,577	698,083
Long-Term Receivables	128,522	1,720,352	10,722	31,114	252	244	209
Customers and distributors, net	-	59,135	-	21,790	-	-	-
Telecommunications services	-	-	1,011	-	-	-	-
CRC transferred to State Government	-	1,218,725	-	-	-	-	-
Taxes and social contributions	86,142	263,728	9,599	439	-	-	-
Deferred regulatory assets (CVA)	-	103,558	-	-	-	-	-
Bonds and securities	30,393	-	-	-	-	-	-
Collaterals and escrow deposits	-	24,662	-	-	-	-	-
Judicial deposits	10,106	45,905	112	181	252	244	90
Advance payments to suppliers	-	-	-	8,290	-	-	-
Other receivables	1,881	4,639	-	414	-	-	119
Investments	412,173	2,461	-	2	-	-	693,223
Property, plant, and equipment	3,571,628	2,376,431	180,492	162,938	556,108	513,314	1,550
Intangible assets	65,421	39,026	1,016	1,756	128	19	3,101

LIABILITIES 30.09.2009	GET	DIS	TEL	COM	ELE	UEG	Other

TOTAL LIABILITIES	5,304,369	5,827,879	256,804	256,735	627,394	667,242	718,983
CURRENT LIABILITIES	486,466	1,187,709	25,903	48,479	83,727	4,109	4,126
Loans and financing	52,082	11,620	-	6,360	-	-	-
Debentures	-	-	-	-	36,384	-	-
Suppliers	102,206	421,668	4,544	24,659	4,055	2,930	3
Taxes and social contributions	105,894	282,136	3,076	11,795	2,641	375	44
Dividends due	115,600	153,500	6,800	-	-	-	4,075
Payroll and labor provisions	44,970	126,722	10,353	1,987	171	28	4
Post-employment benefits	5,533	14,260	943	-	-	-	-
Deferred regulatory liabilities (CVA)	-	7,776	-	-	-	-	-
Other regulatory liabilities	-	12,439	-	-	-	-	-
Regulatory charges	3,791	40,549	-	-	-	-	-
R & D and Energy Efficiency	18,636	75,733	-	-	1,789	768	-
Concession charge - ANEEL grant	-	-	-	-	37,588	-	-
Other accounts payable	37,754	41,306	187	3,678	1,099	8	-
NONCURRENT LIABILITIES	846,564	1,384,784	15,932	18,096	444,390	3,687	4
Loans and financing	306,677	154,056	-	7,995	15,921	-	-
Debentures	-	-	-	-	170,171	-	-
Provisions for contingencies	210,956	208,099	1,910	300	-	3,053	4
Subsidiaries and investees	-	632,895	-	-	258,298	-	-
Suppliers	217,792	-	-	-	-	-	-
Taxes and social contribution	-	35,330	-	8,716	-	634	-
Post-employment benefits	94,456	235,852	14,022	728	-	-	-
Deferred regulatory liabilities (CVA)	-	23,329	-	-	-	-	-
Other regulatory liabilities	-	20	-	-	-	-	-
R & D and Energy Efficiency	11,527	95,203	-	-	-	-	-
Other accounts payable	5,156	-	-	357	-	-	-
SHAREHOLDERS' EQUITY	3,971,339	3,255,386	214,969	190,160	99,277	659,446	714,853
Stock capital	3,505,994	2,624,841	194,755	111,140	69,450	707,440	514,412
Capital reserves	-	-	-	-	1,322	-	39,618
Income reserves	122,967	417,444	9,169	51,876	7,809	-	178,993
Accrued income (losses)	342,378	213,101	11,045	27,144	20,696	(47,994)	(18,170)

STATEMENT OF OPERATIONS 30.09.2009	GET	DIS	TEL	COM	ELE	UEG	Other

OPERATING REVENUES	1,373,857	4,912,129	103,448	202,412	134,474	38,933	802
Electricity sales to final customers	121,774	2,248,129	-	-	-	-	-
Electricity sales to distributors	1,040,099	47,737	-	-	134,474	-	802
Charges for the use of the power grid	186,161	2,563,002	-	-	-	-	-
Telecommunications revenues	-	-	103,448	-	-	-	-
Distribution of piped gas	-	-	-	197,372	-	-	-
Leases and rents	831	42,594	-	-	-	38,933	-
Other operating revenues	24,992	10,667	-	5,040	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(202,088)	(2,038,838)	(17,669)	(42,094)	(6,420)	(3,601)	(257)
NET OPERATING REVENUES	1,171,769	2,873,291	85,779	160,318	128,054	35,332	545
OPERATING COSTS AND EXPENSES	(558,597)	(2,517,766)	(64,472)	(121,747)	(62,334)	(46,505)	(1,578)
Electricity purchased for resale	(59,414)	(1,371,462)	-	-	(2,022)	-	-
Charges for the use of the power grid	(133,664)	(351,872)	-	-	(8,882)	(10,662)	-
Personnel and management	(128,014)	(363,940)	(25,958)	(7,426)	(1,357)	(236)	(20)
Pension and healthcare plans	20,392	(2,923)	228	(620)	-	-	-
Materials and supplies	(9,341)	(35,616)	(1,373)	(406)	(503)	(42)	(1)
Raw materials and supplies - generation	(18,513)	-	-	-	-	(1,502)	-
Natural gas and supplies - gas business	-	-	-	(101,954)	-	-	-
Third-party services	(45,737)	(176,314)	(7,932)	(3,188)	(6,145)	(9,263)	(810)
Depreciation and amortization	(102,243)	(123,170)	(23,507)	(6,594)	(12,290)	(23,907)	(703)
Provisions and reversals	(27,941)	(37,887)	(3,021)	(14)	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(27,429)	-	-
Other operating costs and expenses	(54,122)	(54,582)	(2,909)	(1,545)	(3,706)	(893)	(44)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTEES	613,172	355,525	21,307	38,571	65,720	(11,173)	(1,033)
Interest income (expenses)	40,582	90,803	3,309	2,743	(34,513)	9,493	325
Equity in results of investees	(314)	-	-	-	-	-	19,211
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	653,440	446,328	24,616	41,314	31,207	(1,680)	18,503
Provision for IRPJ and CSLL	(171,769)	(65,072)	(6,600)	(13,500)	(10,511)	-	(136)
Deferred IRPJ and CSLL	(3,293)	(44,155)	1,029	(670)	-	-	-
INCOME FOR THE PERIOD	478,378	337,101	19,045	27,144	20,696	(1,680)	18,367

35 Statement of Operations Broken Down by Company

In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the three-month period ended on September 30, 2009, not taking into account the results of equity in the Parent Company’s subsidiaries.

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	Other	Parent Company	Subtractions and noncontrolling interests	Consolidated

30.09.2009

OPERATING REVENUES	1,373,857	4,912,129	103,448	202,412	134,474	38,933	802	-	(323,328)	6,442,727
Electricity sales to final customers	121,774	2,248,129	-	-	-	-	-	-	(3,185)	2,366,718
Electricity sales to distributors	1,040,099	47,737	-	-	134,474	-	802	-	(219,090)	1,004,022
Charges for the use of the power grid	186,161	2,563,002	-	-	-	-	-	-	(66,127)	2,683,036
Telecommunications revenues	-	-	103,448	-	-	-	-	-	(27,352)	76,096
Distribution of piped gas	-	-	-	197,372	-	-	-	-	(1,986)	195,386
Leases and rents	831	42,594	-	-	-	38,933	-	-	(900)	81,458
Other operating revenues	24,992	10,667	-	5,040	-	-	-	-	(4,688)	36,011
DEDUCTIONS FROM OPERATING REVENUES	(202,088)	(2,038,838)	(17,669)	(42,094)	(6,420)	(3,601)	(257)	-	-	(2,310,967)
NET OPERATING REVENUES	1,171,769	2,873,291	85,779	160,318	128,054	35,332	545	-	(323,328)	4,131,760
OPERATING COSTS AND EXPENSES	(558,597)	(2,517,766)	(64,472)	(121,747)	(62,334)	(46,505)	(1,578)	(6,391)	323,328	(3,056,062)
Electricity purchased for resale	(59,414)	(1,371,462)	-	-	(2,022)	-	-	-	219,090	(1,213,808)
Charges for the use of the power grid	(133,664)	(351,872)	-	-	(8,882)	(10,662)	-	-	66,127	(438,953)
Personnel and management	(128,014)	(363,940)	(25,958)	(7,426)	(1,357)	(236)	(20)	(5,003)	-	(531,954)
Pension and healthcare plans	20,392	(2,923)	228	(620)	-	-	-	(142)	-	16,935
Materials and supplies	(9,341)	(35,616)	(1,373)	(406)	(503)	(42)	(1)	(9)	-	(47,291)
Raw materials and supplies - generation	(18,513)	-	-	-	-	(1,502)	-	-	1,986	(18,029)
Natural gas and supplies - gas business	-	-	-	(101,954)	-	-	-	-	-	(101,954)
Third-party services	(45,737)	(176,314)	(7,932)	(3,188)	(6,145)	(9,263)	(810)	(3,247)	35,225	(217,411)
Depreciation and amortization	(102,243)	(123,170)	(23,507)	(6,594)	(12,290)	(23,907)	(703)	(566)	-	(292,980)
Provisions and reversals	(27,941)	(37,887)	(3,021)	(14)	-	-	-	3,499	-	(65,364)
Concession charge - ANEEL grant	-	-	-	-	(27,429)	-	-	-	-	(27,429)
Compensation for use of water resources	(47,010)	-	-	-	(2,695)	-	-	-	-	(49,705)
Other operating costs and expenses	(7,112)	(54,582)	(2,909)	(1,545)	(1,011)	(893)	(44)	(923)	900	(68,119)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTE	613,172	355,525	21,307	38,571	65,720	(11,173)	(1,033)	(6,391)	-	1,075,698
Interest income (expenses)	40,582	90,803	3,309	2,743	(34,513)	9,493	325	(4,645)	-	108,097
Equity in results of investees	-	-	-	-	-	-	20,219	7,026	-	27,245
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	653,754	446,328	24,616	41,314	31,207	(1,680)	19,511	(4,010)	-	1,211,040
Provision for IRPJ and CSLL	(171,769)	(65,072)	(6,600)	(13,500)	(10,511)	-	(136)	(23,766)	-	(291,354)
Deferred IRPJ and CSLL	(3,293)	(44,155)	1,029	(670)	-	-	-	(7,557)	-	(54,646)
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(18,607)	(18,607)
INCOME FOR THE PERIOD	478,692	337,101	19,045	27,144	20,696	(1,680)	19,375	(35,333)	(18,607)	846,433

36 New accounting rules

With the enactment of Law no. 11,638/07, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new accounting rules and technical pronouncements have been issued in compliance with international accounting standards by the Accounting Pronouncement Committee (CPC).

As of the date of these financial statements, 17 new technical pronouncements had been issued by the CPC and approved by CVM, for mandatory application as of 2010. The CPC pronouncements which will be applicable to COPEL, in light of its operations, are:

CPC	Title

15	Business Combinations
16	Inventories
20	Costs of loans
21	Intermediate statements
22	Information by business segment
23	Accounting policies, changes in estimates, and error correction
24	Subsequent event
25	Provisions, contingent liabilities, and contingent assets
26	Presentation of financial statements
27	Property, Plant, and Equipment
28	Assets for investments
30	Revenues
31	Noncurrent assets maintained for sale and discontinued operation
32	Taxes on income
33	Benefits to employees

Company management is analyzing the impact of the changes introduced by these new pronouncements. Should there be any adjustments resulting from new accounting practices as of January 1, 2010, the Company will have to evaluate the need to reassess the effects these changes would have had on its 2009 financial statements, for purposes of comparison, if these new practices had been in effect since the beginning of the fiscal year ended on December 31, 2009.

37 Statement of Added Value

For the periods ended on September 30, 2009 and September 30, 2008:

Consolidated

	SEP 2009	SEP 2008
Revenues
Electricity sales, services, and other revenues	6,442,727	6,145,638
Provision for doubtful accounts	(11,915)	(15,777)
Other operating revenues (expenses)	(11,023)	(5,991)
Total	6,419,789	6,123,870
( - ) Supplies acquired from third-parties
Electricity purchased for resale	1,365,280	1,311,872
Charges for the use of the power grid ( - ) ESS	416,453	323,207
Materials, supplies, and services from third-parties	290,672	262,578
Natural gas and supplies for the gas business	129,980	126,317
Emergency capacity charges and PROINFA	214	193
Other	107,960	77,528
Total	2,310,559	2,101,695
( = ) GROSS ADDED VALUE	4,109,230	4,022,175
( - ) Depreciation and amortization	292,980	303,654
( = ) NET ADDED VALUE	3,816,250	3,718,521
( + ) Transferred Added Value
Interest income	272,213	372,258
Equity pick-up in results of investees	27,245	29,912
Total	299,458	402,170

ADDED VALUE TO DISTRIBUTE	4,115,708	4,120,691

(next page)

(continued)

Consolidated

	SEP 2009%		SEP 2008%
DISTRIBUTION OF ADDED VALUE:
Personnel
Salaries and wages	359,667		321,595
Pension and healthcare plans	(16,934)		59,422
Meal assistance and education allowance	40,886		35,704
Social charges - FGTS	28,574		25,548
Labor indemnifications (reversals)	15,227		(825)
Profit sharing	49,497		49,451
Transfer to construction in progress	(58,142)		(48,031)
Total	418,775	10.2	442,864	10.7
Government
Federal	1,357,568		1,288,033
State	1,305,554		1,190,893
Municipal	2,097		2,491
Total	2,665,219	64.8	2,481,417	60.3
Financing agents
Interest and penalties	156,902		270,890
Leases and rents	9,772		9,295
Total	166,674	4.0	280,185	6.8
Shareholders
Non-controlling shareholders' interests	18,607		17,190
Retained earnings	846,433		899,035
Total	865,040	21.0	916,225	22.2
	4,115,708		4,120,691

The acompanying notes are an integral part of these quarterly financial statements

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER (
In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In September 2009, COPEL supplied 3,592,913(1) customers (3,491,944(1) in September 2008), with an increase of 100,969(1) customers (2.9%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of September 2009 was 1,801 km(1) (1,507 km(1) as of September 2008), with an increase of 294 km(1) (19.5%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of September 2009 was 4,598 km(1) (3,363 km(1) as of September 2008), with an increase of 1,235 km(1) (36.7%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through September 2009 was 11,400.5 GWh(1) (14,316.1 GWh(1) in the same period of 2008). The Company purchased 11,539.9 GWh(1) from CCEAR (auction) (against 10,404.9 GWh(1) in the same period of 2008) and 4,022.6 GWh(1) from Itaipu (against 4,093.2 GWh(1) in the same period of 2008), as shown in the flowchart below:

Notes:

(a) Includes amounts dealt between COPEL's subsidiaries.
(b) Amounts subject to change after final accounting by CCEE.
(c) CG = Center of gravity of the submarket (diff. between energy under contract & energy received in the CG - set forth under contract).

Energy Sales (MWh) – The following table features COPEL’s total energy sales, including those by COPEL Distribuição and those by COPEL Geração e Transmissão:

Category(1)			In MWh

	Jan - Sep 2009	Jan - Sep 2008	Variation
Captive Market	14,969,577	14,645,342	2.2%
Residential	4,220,068	4,008,569	5.3%
Industrial	4,914,779	5,077,271	-3.2%
Commercial	3,097,327	2,936,934	5.5%
Rural	1,258,826	1,201,678	4.8%
Other	1,478,577	1,420,890	4.1%
Concession and permission holders	389,840	373,118	4.5%
CCEE	199,441	-	-
TOTAL FOR COPEL DISTRIBUIÇÃO	15,558,858	15,018,460	3.6%

CCEAR (1)	10,782,883	9,238,939	16.7%
Adjustment Auction (ACR) (1)	236,142	104,730	125.5%
Free Customers	802,870	895,738	-10.4%
Bilateral Contracts	778,242	2,595,444	-70.0%
CCEE	259,585	83,178	212.1%
TOTAL FOR COPEL Geração e Transmissão	12,859,722	12,918,029	-0.5%
TOTAL FOR COPEL	28,418,580	27,936,489	1.7%

(1) Out of all the energy sold in these auctions in the first nine months of 2009 and 2008, 1,089 GWh and 914 GWh, respectively, were sold to COPEL Distribuição

Obs.: This does not include energy made available through the Energy Reallocation Mechanism (MRE)
CCEE: Electric Energy Trading Chamber
CCEAR: Agreements for Energy Trade on the Regulated Power Market
ACR: Regulated Power Market

COPEL Distribuição’s captive market –The captive market alone consumed 14,970 GWh, with 2.2% growth. This performance was influenced mostly by:

- an increase in the number of customers across all customer categories;

- increases of 2.3% and 3.7% in average residential and commercial consumption, respectively;

- above-average temperature variations compared to the previous year; and

- significant growth in the service sector.

Residential customers consumed 4,220 GWh, with 5.3% growth. This increase was influenced by the SELIC interest rate cut, which resulted in cheaper credit for the purchase of electric appliances and electronics, and by the reduction of the IPI (tax on manufactured products) levied on kitchen appliances, which boosted sales. This customer category accounted for 28.2% of COPEL’s captive market consumption. In September 2009, COPEL supplied power to 2,833,600 residential customers.

Industrial customers consumed 4,915 GWh, a 3.2% reduction compared to the same period of 2008. This drop was due to lower industrial output for export and to very high consumption recorded in 2008. This customer category accounted for 32.8% of COPEL's captive market consumption. In September 2009, COPEL supplied power to 66,078 captive industrial customers.

Commercial customers consumed 3,097 GWh, with 5.5% growth. As was the case in the residential category, this performance was influenced by the SELIC interest rate cut and by government measures against the economic crisis and aimed at boosting domestic consumption, which resulted in improved customer demand. This customer category accounted for 20.7% of COPEL’s captive market consumption. In September 2009, COPEL supplied power to 297,769 commercial customers.

Rural customers consumed 1,259 GWh, with 4.8% growth. This customer category accounted for 8.4% of COPEL’s captive market consumption. In September 2009, COPEL supplied power to 347,516 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 1,479 GWh, with 4.1% growth. These categories accounted for 9.9% of COPEL’s captive market consumption. In September 2009, COPEL supplied power to 47,938 customers in these categories.

Number of customers – The number of final customers (captive customers of COPEL Distribuição plus free customers supplied by COPEL Geração e Transmissão) billed in September 2009 was 3,592,913, representing growth of 2.9% over the same month of 2008.

Category			Customers(1)

	September 2009	September 2008	Variation
Residential	2,833,600	2,754,584	2.9%
Industrial	66,078	61,903	6.7%
Commercial	297,769	292,791	1.7%
Rural	347,516	336,311	3.3%
Other	47,938	46,341	3.4%
Total for captive customers	3,592,901	3,491,930	2.9%
Free customers - Copel Geração e Transmissão	12	14	-14.3%
Total	3,592,913	3,491,944	2.9%

2 Management

Workforce – COPEL’s workforce at the end of the first three quarters of 2009 amounted to 8,608(1) employees assigned to the Company’s wholly-owned subsidiaries and 113(1) employees assigned to the companies controlled by COPEL, as follows:

		Employees (1)

	September 2009	September 2008
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,643	1,492
Copel Distribuição	6,554	6,416
Copel Telecomunicações	411	332
Copel Participações (a)	-	30
	8,608	8,270
Subsidiaries
Compagas	104	97
Elejor	6	6
UEG Araucária	3	3
	113	106

(a) Copel Participações was dissolved on December 1, 2008, and all of its employees were transferred to COPEL Geração e Transmissão.

3 Investor Relations

From January through September 2009, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 93% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. Out of the 63 securities that make up the Ibovespa index, COPEL’s class B shares ranked 37th, accounting for 0.7% of the portfolio, with a Beta index of 0.58.

COPEL also accounts for 6.4% of the IEE (Electric Energy Index) portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 30.09 (a 36.8% variation), and class B preferred shares were traded at R$ 31.35 (a 30.6% variation). From January through September, the Ibovespa index recorded a 63.8% variation.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 17.63 at the end of the period (a 67.3% increase). Over this period, the Dow Jones index fell 10.7% .

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 99% of the trading sessions and had a closing price of 11.84 euros at the end of the period (a 57.9% variation).

Stock performance(1) - January - September 2009	Common Shares		Preferred Class B Shares

	Total	Daily average	Total	Daily average
Bovespa
Trades	2,283	13	311,701	1,676
Number of shares	17,070,600	98,674	124,449,100	669,081
Volume (in thousands of reais)	417,893	2,416	3,266,431	17,561
Trading sessions	173	93%	186	100%
Nyse
Number of shares	5,291,950	81,415	80,916,613	430,408
Volume (in thousands of dollars)	65,514	1,008	1,053,077	5,601
Trading sessions	65	35%	188	100%
Latibex
Number of shares	-	-	349,632	1,900
Volume (in thousands of euros)	-	-	3,222	18
Trading sessions	-	-	184	99%

4 Rates

The average rate for sales to final customers in September 2009 reached R$ 218.11/MWh (1), representing a 3.6% increase compared with the rate effective in September 2008.

Average rates for sales to final customers are shown below:

Average rates to final customers (a)			R$/MWh (1)

	September 2009	September 2008	Variation
Residential	270.82	257.26	5.3%
Industrial (b)	191.11	186.42	2.5%
Commercial	234.13	229.38	2.1%
Rural	156.80	151.31	3.6%
Others	177.42	176.45	0.5%

Total for sales to final customers	218.11	210.46	3.6%

Notes:

(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 844, dated June 25, 2009, the rate for transport of power from Itaipu Binacional was set at R$ 3,515.59/MW (a 4.0% increase), effective July 1, 2009.

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh (1)

	September 2009	September 2008	Variation
Itaipu	92.33	91.46	1.0%
Auction - CCEAR 2005-2012	70.82	67.33	5.2%
Auction - CCEAR 2006-2013	82.88	78.78	5.2%
Auction - CCEAR 2007-2014	91.99	85.87	7.1%
Auction - CCEAR 2007-2014 (A-1)	118.41	112.56	5.2%
Auction - CCEAR 2008-2015	99.73	94.86	5.1%
Auction - CCEAR 2009-2016	112.08	-	-
Auction - CCEAR 2008-H30	124.66	118.61	5.1%
Auction - CCEAR 2009-H30	133.26	-	-
Auction - CCEAR 2008-T15 (a)	148.38	146.60	1.2%
Auction - CCEAR 2009-T15	145.01	-	-

Note:
(a) Average auction price restated according to the IPCA inflation index.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sale to distributors(1)			R$/MWh (1)

	September 2009	September 2008	Variation
Auction - CCEAR 2005-2012	70.51	67.00	5.2%
Auction - CCEAR 2006-2013	82.71	78.47	5.4%
Auction - CCEAR 2007-2014	92.38	87.76	5.3%
Auction - CCEAR 2008-2015	98.17	93.27	5.3%
Auction - CCEAR 2009-2016	112.68	-	-
Utilities within Paraná	142.56	123.07	15.8%

5 Economic and Financial Performance

Revenues (Note 27)

As of September 2009, net operating revenues reached R$ 4,131,760, an amount 1.9% greater than the R$ 4,055,960 recorded from January through September 2008.

This increase resulted mostly from the following factors:

(i) a 6.9% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (1.7% until September 2009);

(ii) a 2.6% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE);

(iii) a 32.1% increase in COPEL Telecomunicações’ revenues due to service to new customers and added services to existing ones; and

(iv) a 17.0% increase in other operating revenues due to higher revenues from leases and rents on account of the dispatch of the Araucária Thermal Power Plant by Petrobras.

Operating Costs and Expenses (Note 29)

At the end of September 2009, operating costs and expenses amounted to R$ 3,056,062, representing an increase of 5.8% over the R$ 2,889,158 recorded in the same period of 2008. The main variations were:

A 2.3% increase in power purchased for resale due mostly to: (i) an increase in power purchased at auctions, in the amount of R$ 135,440; (ii) a reduction in Itaipu-related expenses in the amount of R$ 32,232; (iii) an increase in passive Portion A credits in the amount of R$ 44,888; (iv) lower PIS/PASEP and COFINS tax charges on power sales, in the amount of R$ 25,706.

A 38.2% increase in charges for the use of the power grid, due mostly to the effects of the Basic Network and Itaipu Transport CVA, in the amount of R$ 48,984, and to the increase in the Basic Network quota, in the amount of R$ 72,367.

A 13.3% increase in personnel and management expenses – which amounted to R$ 531,954 as of September 2009 – compared to the same period last year. This increase was due basically to the payment of labor claims, the 7.5% wage increase applied as of October 2008, the provision for profit sharing, and the increase in social charges and provisions for annual bonus and paid vacation.

The 13.0% increase in materials compared to the same period of 2008 was due mostly to higher purchases of tools, computer equipment, and cafeteria and office supplies.

The 7.9% increase in third-party services was due mostly to higher expenses with power grid maintenance, mail services, meter reading and bill delivery, and upkeep of right of way areas.

Adjusted EBITDA (1)

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 1,368,678 in September 2009, a figure 6.9% lower than the one recorded in the same period of last year (R$ 1,470,456), as shown below:

Calculation of EBITDA	Consolidated

	set 2009	set 2008
Net income for the period	846,433	899,035
Deferred IRPJ and CSLL	54,646	20,727
Provision for IRPJ and CSLL	291,354	354,328
Equity in results of investees	(27,245)	(29,912)
Interest expenses (income), net	(108,097)	(94,566)
Non-controlling shareholders' interests	18,607	17,190
EBIT	1,075,698	1,166,802
Depreciation and amortizaion	292,980	303,654
Adjusted EBITDA	1,368,678	1,470,456
Net Operating Revenues - NOR	4,131,760	4,055,960

EBITDA Margin%(1)	33.1%	36.3%

(1) EBITDA ÷ NOR

Net income

From January through September 2009, COPEL recorded net income of R$ 846,433, corresponding to R$ 3.09306 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2009 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)	9,774,900	6.74	-	-	-	-	9,774,900	3.57
	BARCLAYS PLC. (FUNDS)	-	-	-	-	6,634,591	5.17	6,634,591	2.42
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.23	396,063	100.00	94,297,996	73.54	106,622,866	38.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2008 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	398,177	100.00	100,930,473	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2009 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD O OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	398,177	100.00	100,930,473	78.71	123,032,246	44.96

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILTON CAMARGO COSTA
RROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	ALEXANDRE LUIZ OLIVEIRA DE
TOLEDO
HERON ARZUA
MÁRCIO LUCIANO MANCINI
WILSON PORTES

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Management Officer	ANTONIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

Deloitte Touche
Tohmatsu
Rua Pasteur, 463 - 5º andar

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the
Shareholders, Directors, and Officers of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba – PR

1. We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on September 30, 2009, comprising the balance sheets, the statements of operations, the statements of changes in shareholders’ equity, cash flows and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed in paragraph 1 so as to make it compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly reports.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statements of operations, of changes in shareholders’ equity, of cash flows, and of added value for the quarter ended on September 30, 2008, presented for purposes of comparison, have been reclassified and are being republished, pursuant to NPC 12 – Accounting Practices, Changes in Accounting Estimates, and Error Correction, as approved by CVM Ruling no. 506/06.

Curitiba, November 10, 2009.

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC no. 2 SP-011.609/O-8 F-PR	CRC no. 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.